2001 ANNUAL REPORT

APC
Legendary Reliability®

Selected Financial Highlights

Net Sales


876
1,131
1,345
1,484
1,433
dollars in millions
1997 1998 1999 2000 2001

Operating Income


171
204
279
209
145
dollars in millions
1997 1998 1999 2000 2001

Net Income


122
148
206
166
113
dollars in millions
1997 1998 1999 2000 2001

Diluted Earnings per Share


.63
.76
1.05
.83
.58
dollars
1997 1998 1999 2000 2001

Total Assets


641
872
1,107
1,317
1,421
dollars in millions
1997 1998 1999 2000 2001

Cash, Cash Equivalents & Short Term Investments


270
220
456
308
393
dollars in millions
1997 1998 1999 2000 2001

Five-Year Financial History

	2001	2000	1999	1998	1997
NET SALES	$1,433,312	$1,483,563	$1,344,931	$1,130,991	$876,292
COST OF GOODS SOLD	920,895	867,680	747,389	645,378	491,460
GROSS PROFIT	512,417	615,883	597,542	485,613	384,832
RESEARCH & DEVELOPMENT	54,646	46,898	34,592	40,117	22,421
TOTAL OPERATING EXPENSES	367,564	406,410	318,317	281,144	213,394
OPERATING INCOME	144,853	209,473	279,225	204,469	171,438
NET INCOME	$113,365	$165,651	$206,224	$147,576	$121,788
DILUTED EARNINGS PER SHARE	$0.58	$0.83	$1.05	$0.76	$0.63
TOTAL ASSETS	$1,420,772	$1,317,105	$1,106,938	$871,983	$641,290
CASH, CASH EQUIVALENTS & SHORT TERM INVESTMENTS	$393,078	$308,025	$456,325	$219,908	$270,134
LONG TERM DEBT	—	—	—	—	—

Stock Price	2001		2000	
	HIGH	LOW	HIGH	LOW
Q1	$18.50	$10.25	$44.88	$23.25
Q2	$19.39	$11.06	$45.00	$28.06
Q3	$15.30	$10.26	$48.84	$18.50
Q4	$15.80	$11.21	$22.75	$9.50

Note: Included in the full year 2001 results are after-tax charges for restructuring and excess inventory in the amount of $15.0 million ($.08 per share). Excluding these charges, net income for the year 2001 was $128.4 million ($.65 per share). Included in the full year 2000 results are special charges to after-tax earnings of $34.0 million ($.17 per share); excluding these charges net income would have been $199.7 million or $1.00 per share. Included in the full year 1998 results are $7.6 million of acquired research and development expenses; excluding these charges net income would have been $155.1 million or $.80 per share.

Dollars are in thousands except for diluted earnings per share. Earnings per share and share data reflect a two-for-one stock split effected in 1999. All results have been restated for the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs".

Dear Fellow Shareholder:

The year 2001 has left its impression upon us. For APC, it was the culmination of twenty years in business. But the road to success is a long one. Now, we must build on our history and continue to improve.

Undoubtedly, 2001 was not the high point of the past twenty years. It was a challenging year by any standards.

Few companies were able to avoid the economic downturn and dramatic drop in spending, and none were hit harder than those within core information technology (IT) and communications end markets.

APC performed extremely well in these tough times. In fact, I believe we came through 2001 much better than did most of our competitors and peers.

- APC's revenues for the year outperformed the year-over-year declines that much of the broad IT industry participants experienced.
- We remained profitable during a time when many others did not.
- We worked diligently to reduce our costs, making extremely difficult decisions along the way, but knowing they were essential for the continued success of APC.

This period has allowed us to heighten our focus on strategic initiatives. Our objective is simple: to set APC apart from the competition within each segment we compete in, thereby aligning the Company to be the best positioned in our industry to capitalize on a market recovery when it arrives. Innovation, competitive focus, strategic market expansion and corporate efficiency are at the center of these efforts. They play a role in each and every decision we make. To be effective they must touch all corporate activities from product definition to manufacturing to delivery and support.



"...aligning the Company to be the best positioned in our industry to capitalize on a market recovery when it arrives."

Innovation

We have tasked the APC team with the ongoing challenge of identifying new and better ways to do everything. The basis of this initiative is product innovation: the cornerstone of APC's success over the years. Our objective is to be the best at understanding what our customers need and to bring these offerings to market with the same high quality and price-to-performance package that APC customers deserve and expect.

As we have expanded into new markets via acquisition, the challenge is even greater. First, we must identify companies with a unique value-add that benefits the APC portfolio. Next, we must follow up that investment with product and business innovation, thereby enabling this new business to reach the next level.

Simply put, we want to redefine the markets we are in. It is something we must do every day, but it cannot be accomplished overnight. It is also important to constantly remember that innovation is not confined to product development. Instead, we can't be afraid to rewrite the rules of how we are doing business. To be successful, every aspect of our business must evolve.

Competitive Focus

We must not lose sight of our competition. From day one, the APC team has understood that doing so would be a fatal mistake from which recovery would be impossible. This philosophy has been instrumental in building a leadership position within our industry. We plan to be increasingly aggressive in dealing with our competition. This must encompass all our competitive tools, from product development and depth to quality and price to



"Our industry is competitive across the globe and we must be at the top of our game to succeed."

marketing and distribution to service and support. Our goal is to be the standard in all our markets, regardless of application, company size or geographic location. This is not an easy challenge. Our industry is competitive across the globe and we must be at the top of our game to succeed.

Strategic Market Expansion

Over the past several years, we have dramatically expanded our market opportunity by adding new businesses and new products to our global, end-to-end, NonStop Networking™ product portfolio.

We have expanded selectively and strategically, aiming to enter and expand only within markets that offer favorable long-term results. During 2001, via acquisition, we added broadband power products to our communications solutions as well as battery management technology for our large 3-phase uninterruptible power supply (UPS) system offerings.

We also opened a new manufacturing facility in Brazil. We know that having a local presence is essential for us to succeed in a market. Entering meaningful markets — like Brazil — is a smart investment for APC, and we will continue to do so when such opportunities present themselves.

In 2001, APC was named Computer Reseller News' *Channel Champion in the UPS category for the 8th year in a row.*

At the same time, our internal product development has been very active, adding complementary product offerings to expand the APC portfolio. Our focus has been on identifying innovative technologies, strategic customer groups and corresponding businesses that allow us to build upon our core competencies while augmenting our traditional UPS and power protection offerings.

"We believe that difficult market conditions require smart investments, not complete retrenchment."



Corporate Efficiency

The market conditions of 2001 truly heightened every company's focus on spending, and APC was no exception. We worked aggressively to consolidate facilities, reduce overhead and allocate our dollars more effectively. We made a great deal of progress, but we must remain vigilant in the process.

In concert with our innovation, competitive focus, and strategic market expansion initiatives, we have continued investing in research and development and stayed opportunistic on the merger and acquisition front. We believe that difficult market conditions require smart investments, not complete retrenchment.

Despite the challenging macro environment, we are very excited about the opportunities that lie ahead for APC. We will pursue opportunities to define new, and redefine existing, industry standards via innovation in our markets. We will seek opportunities to set us apart from the competition. We will capitalize on opportunities to identify and enter new markets that expand APC's reach, while building on our strengths. Finally, we will act on opportunities to streamline our Company, making us stronger and more focused in the process. These are aggressive endeavors but I am confident in our ability to execute against them.

Thank you for your continued support and belief in APC.

Rodger B. Dowdell, Jr.
Chairman, President, and CEO

A SMARTER APPROACH

2001 marked APC's 20th year in business. All that we have learned in the last two decades served us very well in 2001, as we drew upon our extensive knowledge of markets, customers, and technology to work smarter for our customers and shareholders. If in our earlier years we were like the young athlete who won on sheer determination, the years since saw us mature into the seasoned pro who beats the competition with brains as much as brawn.

Last year's difficult economic climate was ultimately empowering: rather than face uncertainty with inaction, we set in place cost reductions, consolidated manufacturing to lower costs and improve service, and worked to effectively prioritize company efforts. The result? Today APC is in as strong a position as ever to provide Legendary Reliability™ solutions to customers.

DATA CENTERS/ FACILITIES		ACCESS PROVIDER NETWORKS	

SEIZING THE OPPORTUNITY AGAIN

A key part of working smarter is having the ability to recognize a market opportunity and re-invent your product to offer customers a unique solution. That's how we got started in the uninterruptible power supply (UPS) business. We took a product that had been used primarily in industrial applications and tailored it to the then-burgeoning PC market. The product was essentially the same — a battery backup power supply. What was revolutionary was how we developed it from an industrial piece of equipment to an integral component of computer operations.

Ultimately, this approach resulted in APC's core product offerings for business and home users. APC's Back-UPS® and Smart-UPS® families became the standard in power solutions for customers worldwide. As we expand into new geographies and markets, the recognition and awards we are presented with is a clear indication that this standard remains today.

In 2001, we took a similar approach to the data center space, an area that traditionally has required large power systems. As with backup solutions in the 80s, the large data center power systems were originally used in industrial, facility, or less dynamic environments. However, for data center managers overseeing an entire LAN in one room, the environment is ever-changing. What's more, in 2001, these managers were faced with capital spending moratoriums and shrinking budgets, despite demands to ensure business continuity and 24x7 availability. When we talked with consulting engineers, data center architects, and IT and facility managers, the message was loud and clear: minimize large up-front expenses for unscalable legacy systems and redefine the economics of power systems. We responded with the development of PowerStruXure™, made available for sale in 2002.

APC is poised to revolutionize the data center/facility industry with the 2002 launch of the APC PowerStruXure, a Scalable Data Center Architecture for Infrastructure On Demand™. Built on a patent-pending, systematic approach, it uses standardized, pre-assembled components that reduce up-front capital investments, simplify operation, and scale as the application grows. While addressing these essential requirements of today's data center environment, PowerStruXure also dramatically accelerates deployment schedules, getting customers into business faster and at a lower cost. Companies using traditional systems are forced to build out to full capacity on day one, yet 100% of the designed capacity is seldom reached. This results in unrecoverable capital and the maintenance of expensive service contracts on under-utilized systems. Because PowerStruXure lets customers build out capacity only *as it is required, the capital outlay is optimized and utilization rates are much higher. Higher utilization* rates with a greatly reduced capital cost can lead to positive cash flows.

Although new to the market, APC is reinventing how data centers and facilities are supported, bringing customers solutions to issues that define the success of their operations.



Data Centers/Facilities: Network Resiliency

Innovation within the data center space was not confined to PowerStruXure. We also announced the largest static UPS available in the industry with the new 1.6 Megawatt Symmetra® MW, allowing us to address previously untapped large power-scale markets.

APC's newest power distribution unit is also unique in that it boasts the largest number of sub-feed breakers in a 3-phase PDU. We added new battery monitoring and management technology to simplify large UPS operation, and we continued to enhance our accessory solutions with offerings including the NetShelter® VX, Symmetra Rack-Mount Power Array®, and other management tools.

Now, at a time when every IT investment is made with the most cost-conscious intentions, availability must be implemented as intelligently as possible. APC answers the questions that data center and facility managers face today, and helps them plan for capacity that may be needed tomorrow.







"Helping customers and partners develop, test and fine-tune their software applications in the Microsoft.Net environment is our mission.

APC's PowerStruXure, which was installed and commissioned literally in a matter of hours in our data center, provides us with a scalable infrastructure for managing the power to these applications."

Navdip Bhachech
Managing Consultant
Microsoft Technology Center
Silicon Valley, California

Microsoft® technology center

In the past several years, we have aggressively pursued an acquisition strategy to expand our business and penetrate new markets. We have successfully identified and purchased companies with complementary technologies and true value-add differentiation. We are now in the process of leveraging APC's technical, marketing, and competitive strengths within these product lines to enhance our leadership position in specific market segments.

The best example of this process is how our PowerStruXure product evolved. Through the acquisition of Silcon, we quickly became familiar with the needs of managers in the data center space. When those needs changed dramatically with the economic downturn of 2001, we were already in a position to offer a unique APC solution. PowerStruXure not only addresses their power needs; it also responds to the new IT budget dynamics.

"We have not had a single power supply incident disrupting the data capturing since the installation of the APC products."

Ed Cortis
Network Manager
GlaxoSmithKline, Australia









Business Networks: At the Core

In 2001, companies had to adhere to tight capital budgets while meeting the constantly expanding demands placed on their IT solutions. APC's extensive offering of power, network management, and availability products are key to solving this dilemma, providing the robust protection and management tools that IT professionals now require.

APC's award-winning Smart-UPS line continued to evolve during 2001, with new solutions tailored for many of the new trends in the server environment. We introduced new Smart-UPS for voice-over-IP, telecom, and other mission-critical applications.

2001 was teeming with introductions to make managing a network easier than ever. We revamped our PowerChute® family with the launch of three revolutionary new software products, customized to address the specific needs of consumers, business, and enterprises. We also expanded our Linux support, introducing PowerChute *plus* for Red Hat Linux 7.1.

Following a successful collaboration on Windows® 2000, we worked with Microsoft to develop UPS management within their new Windows® XP operating system.

The return on IT investments is being watched more closely now than perhaps ever before. Companies implementing new systems are doing so only if measurable financial or competitive returns can be achieved. Many of these new applications offer compelling opportunities for APC, as availability is absolutely essential for measuring success.



Access Provider Networks: Consolidation and Breadth of Service

APC has been addressing the global build-out of telecommunications applications, actively building an industry-leading technology portfolio for access provider networks. Through internal development and strategic acquisition, we have been adding products to our offering for these customers. Among the 2001 highlights:

- Introduced a scalable DC power system
- Integrated Web/SNMP management into our line of DC power systems
- Enhanced our broadband offerings for large cable providers via acquisition
- Expanded our popular PowerShield™ DC power system line
- Added product support for customer premise devices serving apartment and small office buildings

With a wide array of both AC- and DC-based solutions, APC can help access providers keep the service agreement promises made to their customers.

We are committed to supporting the broad needs of the industry by protecting data wherever it is created, transmitted, or stored.

"The goal of our APC Symmetra is to offer up to two hours of runtime to the Telecom room during a blackout. The building has its own power generator for longer blackouts. If the generator fails, we have APC PowerChute software installed in each server to automatically shut down servers (within 15 minutes on average) to avoid data loss."

Rubens Cavalcante Lima
Information Technology Manager
Cisco Systems Brazil, São Paulo, Brazil

In the access provider space, our acquisition of Advance Power gave us an instant entrée into the communications market, which typically relies on DC power. We then enhanced our DC-power offering by building in modularity and adding management capabilities, features that are standard in the IT space but not common in the DC power market.

Similarly effective cross-pollination occurred after our acquisition of Airflow. The company's precision cooling technology had been used exclusively in large data center installations. After the acquisition, we took the precision cooling concept and applied it to smaller server rooms where a growing amount of rack-mounted equipment generates increasing levels of heat. Now the NetworkAIR™ 1000 gives managers a portable, compact solution for spot cooling IT equipment.

APC is in a dynamic industry. Our success demands that we move with the market, providing products and services that solve current customer issues and anticipate future ones.

Home/Small Office: Faster Connections to More Equipment

In the coming years, consumers can expect to see a growing number of innovative electronics become available. Each of these new devices increases the reliance on PC-based or "smart" electronics. As this reliance grows, the need to keep these devices available becomes more important, as does the need to protect investments in expensive equipment.

APC's offering kept right in step with these consumer trends. Our new Back-UPS VS integrates broadband protection for high-speed Internet lines with battery backup. The new Back-UPS CS, with USB (Universal Serial Bus) communications and DSL protection, met with much fanfare, winning a series of awards worldwide following its introduction.

As the digital future unfolds on the home front, APC will enable consumers to protect their hardware and internal data while ensuring the availability of reliable power. With APC's help, people can keep their digital world up and running.

"The APC Back-UPS 500 had supplied power to TiVo for well over an hour. When I later watched the recording that had been started in the middle of the outage, I never noticed a problem."

Claude Felizardo
Monrovia, California







Legendary Reliability™

In Memory

Shawn M. Nassaney
1976-2001

On September 11, 2001 APC lost a trusted colleague. His many friends, family, and co-workers miss him every day.

In honor of Shawn, a scholarship fund has been established in his name. Donations can be made to:

Shawn M. Nassaney Memorial Scholarship Fund
c/o Bryant College
1150 Douglas Pike
Smithfield, RI 02917-1284

Annual Report on Form 10-K

ANNUAL REPORT ON FORM 10-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

[X] ***ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934***

For the fiscal year ended December 31, 2001

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission File Number 1-12432

AMERICAN POWER CONVERSION CORPORATION
(Exact name of Registrant as specified in its charter)

MASSACHUSETTS	04-2722013
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

132 FAIRGROUNDS ROAD, WEST KINGSTON, RHODE ISLAND 02892
401-789-5735
(Address and telephone number of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	Pacific Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or *any amendment to this Form 10-K*. YES [X] NO [ ]

The aggregate market value of the voting stock held by non-affiliates of the Registrant on March 11, 2002 was approximately $2,450,835,000 based on the price of the last reported sale as reported by The Nasdaq Stock Market® on March 11, 2002. The number of shares outstanding of the Registrant's Common Stock on March 11, 2002 was 195,852,000.

Documents Incorporated by Reference

Portions of the Registrant's definitive Proxy Statement in connection with the 2002 Annual Meeting of the Shareholders are incorporated by reference in Part III hereof.

Item 1. Description of Business

American Power Conversion Corporation

American Power Conversion Corporation, APC, designs, develops, manufactures, and markets power protection and management solutions for computer, communications, and electronic applications worldwide. Our products include:

- uninterruptible power supply products, commonly known as UPSs;
- DC-power systems;
- electrical surge protection devices, also known as surge suppressors;
- power conditioning products;
- precision cooling equipment; and
- associated software, services, and accessories.

These products are used with sensitive electronic devices which rely on electric utility power including, but not limited to, home electronics, PCs, high-performance computer workstations, servers, networking equipment, communications equipment, Internetworking equipment, data centers, mainframe computers, and facilities.

Our UPS products regulate the flow of utility power to ensure safe and clean power to the protected equipment and provide seamless back-up power in the event of the loss of utility power. The back-up power lasts for a period of time sufficient to enable the user to continue computer operations, conduct an orderly shutdown of the protected equipment, preserve data, work through short power outages or, in some cases, continue operating for several hours or longer.

Our DC-power systems are highly configurable designs that continuously monitor and isolate end-user equipment from utility voltage fluctuations, frequency variations, and electrical noise. In the event of a power failure, the DC products seamlessly provide back-up power for critical communications networks, allowing users emergency access to these networks for a period of many hours.

Our surge protection devices and power conditioning products provide protection from electrical power surges and noise in the flow of utility power. APC's precision cooling equipment regulates temperature and humidity. Our software and accessory solutions enhance monitoring, management, and performance of our products, and our service offerings assist the end-user with installation, configuration, and maintenance of our products.

Segments

APC operates primarily within one industry consisting of three reportable operating segments by which we manage our business and from which various offerings are commonly combined to develop a total solution for the customer. These efforts primarily incorporate the design, manufacture, and marketing of power protection equipment and related software and accessories for computer, communications, and related equipment. Our three segments are: Small Systems, Large Systems, and Other. Each of these segments address global markets.

The Small Systems segment develops power devices and accessories for servers and networking equipment commonly used in local area and wide area networks and for personal computers and sensitive electronics. Major product offerings include the Smart-UPS®, Matrix-UPS®, Symmetra® Power Array®, and Back-UPS® family of UPSs. Also included are the SurgeArrest® surge suppressors as well as cabling and connectivity solutions. Additional accessories and software products are offered to enhance the management of these networks. Products include PowerChute® software, MasterSwitch™ power distribution units, and NetShelter® server enclosures. Products are sold to home and commercial users primarily through an indirect selling model consisting of computer distributors and dealers, value added resellers, mass merchandisers, catalog merchandisers, E-commerce vendors, and strategic partnerships.

The Large Systems segment produces products that provide power and availability for data centers, facilities, and communications equipment for both commercial and industrial applications. Product offerings include Silcon® UPSs, NetworkAIR™ precision cooling equipment, and DC-power systems. Products are sold to commercial users primarily through an indirect selling model consisting of value added resellers and strategic partnerships.

The Other segment provides replacement batteries for APC's UPS products and notebook computers as well as Web-based informational, product, and selling services.

Information on reportable operating segment net sales, profit from operations, and depreciation for each of the last three years is located in Note 11 of Notes to Consolidated Financial Statements in Item 8 of this Report.

APC was incorporated under the laws of the Commonwealth of Massachusetts on March 11, 1981. Executive offices are located at 132 Fairgrounds Road, West Kingston, RI 02892, our telephone number is (401) 789-5735 and our Web site is www.apc.com.

Market Overview

The growth of the power protection industry has been fueled by the proliferation of microprocessor-based equipment and related systems in the corporate marketplace and in the small office/home office environment. Despite recent softness in IT markets and lower general IT spending and growth in core technology applications, PCs and servers have become an integral part of the overall business strategy of many organizations as well as in many technical, scientific, and manufacturing settings. Businesses continue to store, manipulate, and transfer data via local area and wide area networks as well as via corporate intranets and the Internet. Additionally, while the installation of large data centers particularly has experienced the same recent spending decline as PCs and servers, the past few years have been marked with a general rise in these installations to support Internet-based market and corporate IT needs.

We believe that the increased awareness of the costs and lost productivity associated with poor power quality has increased demand for power protection products. Complete failures, surges, or sags in the electrical power supplied by a utility can cause computers and electronic systems to malfunction, resulting in costly downtime, damaged or lost data files, and damaged hardware.

A UPS protects against these power disturbances by providing continuous power automatically and virtually instantaneously after the electric power supply is interrupted. UPSs also provide line filtering and protection against surges or sags while the electric utility is available. The products also enhance productivity through the continued availability of networks, sensitive electronics, and even facilities during power outages. In international regions, power quality often results in varied levels of distortions and, as a result, these areas provide us with additional opportunities for our products.

In 2001, we continued to expand and enhance the overall product and service offering throughout our business. Internal product development resulted in the introduction of a number of new UPS and accessory products as well as new power and network management products. Through acquisition we added battery management technology and broadband power solutions to enhance our Large Systems offerings. Our business continued to be impacted by the difficult macro-economic environment and slow down in our core end markets, including PCs, servers, data centers and communications.

In the first quarter of 2002, APC introduced PowerStruXure™, a patent-pending, systematic approach to building data center physical infrastructure. This entirely new approach to data center support simplifies the design, building and management of data center infrastructure with an innovative, fully engineered and tested system. The three initial core solutions that comprise PowerStruXure are a modular, scalable, N+1 redundant UPS; zoned, intelligent power distribution; and a next generation rack enclosure. The product is initially available in North America and is expected to be available in most countries worldwide during 2002.

Products

APC's strategy is to design and manufacture products that incorporate high-performance and quality at competitive prices. Our products are designed to fit seamlessly into the computer, networking, and communications environments of businesses, homes, small offices/home offices and outdoor installations. These products are engineered and extensively tested for compatibility with leading information and communications technology hardware and software.

UPS

We currently manufacture a broad range of standard domestic and international UPS products. Our UPSs are designed for multiple applications with the principal differences among the products being the amount of power which can be supplied during an outage, the length of time for which battery power can be supplied, the level of intelligent network interfacing capability, and the number of brownout and over-voltage correction features. UPSs range from 200 volt-amps, suitable for a PC, to 1.6 megawatt, or MW, suitable for data centers, mainframe computers, industrial applications or facilities. List prices to end-users range from approximately $50 to approximately $200,000.

Surge Suppressors

We also offer a line of surge protection products to protect against power spikes and surges. The principal difference among the surge suppressor models is the level of protection available and feature sets of the products. List prices to end-users range from approximately $13 to approximately $3,500.

DC-power

Our DC-power systems include rectifiers; highly configurable DC power plant design, installation consulting, and service; and power distribution equipment for a variety of communications networks, including cable, wireless, fiber optic, and public switched telephone network applications. The products can serve as both the primary power supply and back-up power for communications equipment. List prices to end-users range from approximately $500 to over $100,000.

Power Management Software

APC also offers a family of power management software solutions. The primary software offering is available under the PowerChute name and provides unattended system shutdown capabilities, UPS power management, and diagnostic features. PowerChute is available free of charge for many major operating systems with the purchase of select UPS units. List prices to end-users for other PowerChute products start at approximately $69. APC also offers software packages for advanced monitoring, configuring, and managing of power resources. Select versions are available free of charge, while list prices to end-users for these software packages range from approximately $169 to approximately $10,000.

Power Management Accessories

We also offer a range of power management hardware accessories. These solutions include add-on hardware to manage and monitor attached UPS and networking equipment; cables and connectivity equipment; a free-standing rack enclosure product, NetShelter; and a variety of rack accessories to better utilize precious space in a computer room. List prices to end-users for accessory products range from approximately $70 to approximately $1,700.

Precision Cooling

Additionally, APC offers a line of precision cooling products that regulate temperature and humidity. Products include portable, floor and ceiling-mounted precision cooling systems as well as management systems used in a variety of applications including server rooms, data centers, and communication stations. List prices range from approximately $900 to approximately $45,000.

Service Programs

Warranties

APC provides service programs to our customers for in-warranty UPS products and out-of-warranty UPS products, as well as for on-site services, installation consulting services, remote monitoring services, power audit services, and network integration services. Depending on the product, there are standard two-year and one-year limited warranties covering UPS, DC-power, and NetworkAir products. Customers can extend the basic warranty period of select products, at an additional charge, for a period of one or three additional years. In-warranty service programs allow customers to return their original unit for repair and, if found defective, we will replace the original unit with a factory reconditioned unit or, if requested, repair the original unit and return it to the customer. The extended warranty can be purchased anytime during the standard warranty period. For a fixed fee, which varies by model, we will replace an out-of-warranty UPS unit with a factory reconditioned unit. We also offer a standard one-year limited warranty which covers certain Silcon product parts. This warranty can be extended in annual increments for a period not to exceed ten years. Additionally, customers can purchase on-site service, preventative maintenance, and power availability consulting. On-site service is offered through APC's service department and third party vendors. We also offer Trade-UPS programs for customers to upgrade old APC or competitive units to new APC units. Most surge suppressor products come with a lifetime product warranty. APC's Charge-UPS programs provide end-users the ability to refurbish certain APC Back-UPS and Smart-UPS units. For UPS units six years of age or less, the program provides a new two year warranty on an entire UPS system; premium replacement battery; CD of the latest PowerChute software, and prepaid return freight for the spent battery. Additional options include software upgrades and the option to have APC perform the battery replacement and a system check. The program is currently available in North America and we plan to offer it in other regions.

Equipment Protection Policy

APC offers an Equipment Protection Policy in the U.S., Canada, and European Community. Depending on the model and country, the policy provides up to $150,000, 50,000 pounds sterling, or 100,000 euros for repair or replacement of customers' hardware should a surge or lightning strike pass through an APC unit. Other restrictions also apply. Customers can also register the ProtectNet® line of data line surge suppressors for a "Double-Up" Supplemental Equipment Protection Policy, under which the total recoverable limit under the Equipment Protection Policy may be doubled (U.S. and Canada only).

Our products have experienced satisfactory field operating results, and warranty and Equipment Protection Policy costs incurred to date have not had a significant impact on the consolidated results of operations.

Distribution Channels

APC markets its products to businesses, small offices/home offices, and home users around the world through a variety of distribution channels. These channels include:

- computer distributors and dealers;
- value added resellers;
- mass merchandisers;
- catalog merchandisers;
- E-commerce vendors; and
- strategic partnerships.

We also sell directly to some large value added resellers, which typically integrate our products into specialized computer systems and then market turnkey systems to selected vertical markets. Additionally, certain select products are sold directly to manufacturers for incorporation into products manufactured or packaged by them.

Two computer distributor customers, Ingram Micro and Tech Data Product Management, accounted for approximately 15.5% and 13.3%, respectively, of net sales in 2001, and 14.9% and 11.4%, respectively, of net sales in 2000. No single customer comprised 10% or more of APC's net sales in 1999. The majority of our sales to Ingram Micro and Tech Data Product Management are included in the Small Systems segment.

Sales and Marketing

APC's sales and marketing organizations are primarily responsible for four activities: sales, marketing, customer service, and technical support. Our sales force is responsible for relationships with distributors, dealers, strategic partners, and end-users as well as developing new distribution channels, particularly in geographic and product application areas into which we are expanding. We have charged our sales force with providing customers comprehensive products and services to meet their power availability and management needs.

Our marketing activities include market research, product planning, trade shows, sales and pricing strategies, and product sales literature. We utilize direct marketing efforts domestically and internationally, including direct mailings and print, online/Internet, radio, and television advertising, as well as exhibiting at computer trade shows. Customer service is responsible for technical marketing inquiries and customer support. APC has developed a number of programs and techniques to support the distribution channels. These include, but are not limited to, toll-free phone assistance, online product and technical information, formal product demonstrations, and reseller trainings.

Supply Chain Management - Manufacturing, Quality, Raw Materials, and Distribution

Manufacturing

APC's manufacturing operations are located in the United States, Brazil, China, India, Ireland, the Philippines, and Switzerland. In 2001, we reduced our overall capacity and continued moving production to lower cost areas. This resulted in the closing of manufacturing facilities in England, Denmark and Maryland. As of December 31, 2001, employee terminations related to the closure of these facilities were substantially completed. For more information about our manufacturing downsizing actions, refer to Note 3 of Notes to Consolidated Financial Statements in Item 8 of this Report. We believe that our long-term success depends on, among other things, the ability to control our costs. We utilize lean "cell" based manufacturing processes, automated manufacturing techniques, and extensive quality control in order to minimize costs and maximize product reliability. In addition, the design of products and the commonality of parts allow for efficient circuit board component mounting or insertion, wave soldering, and in-process testing. Quality control procedures are performed at the component, sub-assembly, and finished product levels. We are committed to an ongoing effort to enhance the overall productivity of our manufacturing facilities.

Quality

APC has been ISO 14001 and ISO 9001 certified by the International Organization for Standardization. Our systems have been audited to the stringent ISO 14001 and ISO 9001 levels at our manufacturing facilities in Rhode Island, China, India, Ireland, and the Philippines. The International Organization for Standardization has also certified our Research and Development Centers in Massachusetts, Denmark, and England to the ISO 9001 level.

Raw Materials

We generally purchase devices and components from more than one source where alternative sources are available; however, we do use sole source suppliers for certain components and certain finished products. We believe that alternative components for these sole source items could be incorporated into our products, if necessary. While we have been able to obtain adequate supplies of components from sole source suppliers, the future unavailability of components from these suppliers could disrupt production and delivery of products until an alternative source is identified.

Distribution

APC continues to invest in a worldwide distribution network that delivers our products and services to our customers. We own or lease distribution centers in numerous countries across the globe. All distribution centers are connected to our customer service operations via APC's Enterprise Resource Planning system, which enables orders received from any point in the network to be fulfilled from any distribution center throughout the world. APC employs several enhanced fulfillment capabilities in support of our overall E-commerce initiatives, including the use of Electronic Data Interchange transactions between APC and our distributors for receipt of orders, acknowledgement of orders, and confirmation of shipments. Additionally, we utilize a suite of Web tools that allows consumers and resellers to view product information, gain access to pricing information, and place their orders via the Web.

Product Development

APC's research and development, or R&D, staff includes engineers and support persons who develop new products and provide engineering support for existing products. Our R&D efforts are also aimed at reducing cost and total cycle time and improving product and component quality. Most of these employees are located in two Massachusetts facilities with additional resources located in Texas, Denmark, England, and Taiwan. Employees devoted to the improvement and development of software products are located in the West Kingston, Rhode Island facility and in St. Louis, Missouri, at APC's subsidiary, Systems Enhancement Corporation. We believe that the technical expertise of our R&D staff is very important to our growth as technological change is rapid in our markets.

New introductions in 2001 enhanced our UPS line-up with new models in our Back-UPS, Smart-UPS and Symmetra families. We revamped our PowerChute software family introducing three new versions tailored for home, business and enterprise customers. New management and accessory products were also introduced, including new NetShelter server enclosures plus monitoring and management tools. Via acquisition, we added new battery management technology for our three-phase UPS systems as well as outside plant, networking power solutions to our broadband power line-up.

Through acquisitions in 2000, APC added DC-power solutions for communications applications, cabling, and connectivity products for desktop and networking environments, and precision cooling equipment for data center and communications gear. For more information about these acquisitions, refer to the Acquisition section included in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report. New UPS solutions introduced during the year from existing product lines included new Back-UPS Office® models, new Smart-UPS models, new Symmetra Rack-mount Power Arrays, and new high end Silcon models in North America. We introduced solutions for mobile PC users, including TravelPower™ laptop power adapters and notebook replacement battery cartridges. Additional power management, monitoring and services were also introduced during the year.

During 1999, APC increased its offerings of products and services for the enterprise market, specifically, geographically expanding the availability of the Silcon UPS products, introducing new Symmetra models, and introducing APC's Global Services organization, which offers a comprehensive suite of professional and maintenance services. Hardware introductions primarily focused on enhancements to the SurgeArrest, Smart-UPS, and Back-UPS lines. New software solutions announced during the year included new versions of the PowerChute plus software to expand support of leading operating systems, including support for Microsoft Windows 2000 Beta 3 and expanded support for Linux, as well as integration with leading management platforms.

R&D expenditures were $54.6 million or 3.8% of net sales in 2001, $46.9 million or 3.2% of net sales in 2000, and $34.6 million or 2.6% of net sales in 1999.

Intellectual Property

We protect certain proprietary rights in our products as well as certain proprietary technology developments by seeking patent protection. We believe that the loss of any such rights concerning these developments would not have a material adverse effect on our business. We also license from others certain worldwide patent rights relating to UPS technology. With respect to protection of those areas of our technology for which patent protection has not been sought, we rely on the complexity of our technology, trade secrecy law, and employee confidentiality agreements.

APC has numerous trademarks registered in the United States and in many foreign countries. We also have trademark applications pending domestically and internationally. The trademark "APC" is of principal importance to us. In addition, a number of other trademarks owned by us have significant importance.

Competition

We believe that we are one of less than ten global companies providing a full range of UPS products and services worldwide. Many of our competitors offer competitive products in both the Small and Large systems space, while some focus on only one segment. Our principal competitors in the Small Systems space include:

- Liebert Corporation, a unit of Emerson Electric Co.;
- Invensys Secure Power, a unit of Invensys plc, consisting of PowerWare and Best Power;
- MGE UPS Systems, a privately-held French company;
- Trippe Manufacturing Company, a privately-held U.S. company;
- Phoenixtec Power Company Ltd., a publicly-held Taiwanese company; and
- Belkin Components, a privately-held U.S. company.

Principal competitors in the Large Systems segment include:

- Liebert Corporation;
- Invensys Secure Power;
- MGE UPS Systems; and
- Chloride Power, a subsidiary of Chloride Group PLC.

We also compete with a number of other U.S. and non-U.S. based companies that offer power protection, DC-power, and other products similar to ours in both segments. Some competitors have greater financial and other resources than APC. We compete in the sale of our products on the basis of several factors, including product performance and quality, marketing, access to distribution channels, customer service, product design, and price.

International Operations

APC has experienced rapid growth internationally and plans to continue to expand its international efforts. With a full line of internationally positioned products already available, we continue to staff personnel to serve geographical markets of interest. Our manufacturing operations outside of the United States are located in Brazil, China, India, Ireland, the Philippines, and Switzerland. A significant portion of products in our Small Systems and Large Systems reportable operating segments are built internationally, particularly in the Philippines. We believe that the production of these products could be redeployed to other regions if necessitated.

Our primary sales offices outside of the United States are located in Europe and the Far East. These offices, together with offices in other locations worldwide, provide sales and technical support to our customers across the globe. APC also owns or leases distribution centers in numerous countries worldwide, and utilizes third party warehouses in Europe, the Far East, Canada, South Africa, and Uruguay for distribution into our international markets.

Financial Information About Foreign and Domestic Operations

The information required under this section is included in Note 11 of Notes to Consolidated Financial Statements in Item 8 of this Report and is incorporated herein by reference.

Employees

As of December 31, 2001, APC had approximately 6,212 full-time employees worldwide, approximately 1,834 of whom are located in the United States and Canada. APC also engages other personnel on a part-time basis.

APC's Executive Officers

APC's executive officers are elected annually and hold office until the next Annual Meeting of the Board of Directors and until their successors are duly elected and qualified. As of March 11, 2002, APC's executive officers were:

Name	Age	Positions
Rodger B. Dowdell, Jr.	52	Chairman of the Board of Directors, President, and Chief Executive Officer
Neil E. Rasmussen	47	Senior Vice President, Chief Technical Officer and Director
Edward W. Machala	47	Senior Vice President, Operations, and Chief Operations Officer
Donald M. Muir	45	Senior Vice President, Finance & Administration, Treasurer and Chief Financial Officer
Emanuel E. Landsman	65	Vice President and Director
Aaron L. Davis	35	Vice President, Marketing and Communications
Peter A. Rumsey	33	Vice President, Global Sales

Rodger B. Dowdell, Jr. has been President and a Director of APC since August 1985 and Chairman of APC's Board of Directors since June 1988. From January to August 1985, Mr. Dowdell worked for APC as a consultant, developing a marketing and production strategy for UPS products. From 1978 to December of 1984 he was President of Independent Energy, Inc., a manufacturer of electronic temperature controls.

Neil E. Rasmussen became Senior Vice President in June 2001 and previously was Vice President since our inception. In 1997, he was appointed Chief Technical Officer of APC and has been a Director of APC since our inception. From 1979 to 1981, Mr. Rasmussen worked in the Energy Systems Engineering Group at Massachusetts Institute of Technology's Lincoln Laboratory.

Edward W. Machala was named Senior Vice President, Operations, and Chief Operations Officer in June 2001. Mr. Machala joined APC in January 1989 as Vice President, Operations. From January 1985 to January 1989, Mr. Machala was Director of Manufacturing and Engineering Technology for GTECH, a manufacturer of electronic lottery and gaming terminals, where he was responsible for manufacturing and engineering functions.

Donald M. Muir became Senior Vice President, Finance & Administration and Treasurer in June 2001. Mr. Muir joined APC in July 1995 as Chief Financial Officer. From July 1993 to July 1995, Mr. Muir was the Treasurer of Stratus Computer, Inc. where he was responsible for managing investor relations, treasury services, corporate taxation, and risk management. Prior to his appointment as Treasurer at Stratus Computer, Inc., Mr. Muir held the position of Director of Finance and Administration from January 1991 to July 1993 and Controller, Worldwide Sales and Service from December 1988 to January 1991.

Emanuel E. Landsman has been Vice President and a Director of APC since our inception and served as Clerk from our inception until June 2001. From 1966 to 1981, Dr. Landsman worked at Massachusetts Institute of Technology's Lincoln Laboratory, where he was in the Space Communications Group from 1966 to 1977 and the Energy Systems Engineering Group from 1977 to 1981.

Aaron L. Davis was named Vice President, Marketing and Communications in June 2001. Mr. Davis served as Vice President, Small Systems Group from May 1999 to June 2001, Vice President, Marketing and Communications from June 1997 to May 1999, and Vice President of Marketing Communications from January 1995 to June 1997. Mr. Davis joined APC as Director of Marketing Communications in May 1989. Mr. Dowdell is the uncle of Mr. Davis.

Peter A. Rumsey was named Vice President, Global Sales at APC in June 2001. Mr. Rumsey served as APC's Vice President, Enterprise Solutions Group from May 1999 to June 2001. Mr. Rumsey joined APC in 1990 as an OEM Account Manager and has served in a variety of sales management roles including Technical Sales Manager, Director of Strategic Partners, Country Manager for Japan, Managing Director of Asia Pacific, and General Manager of Asia Pacific. From 1991 to 1993 Mr. Rumsey served in the U.S. Air Force.

Item 2. Properties

APC's principal properties are located in the United States, Brazil, China, Denmark, England, India, Ireland, the Philippines, and Switzerland. In addition, we own or lease sales offices and other space at various locations throughout the United States and outside the United States. APC also owns or leases such machinery and equipment as are necessary in our operations.

In general, our properties are in good condition, are considered to be adequate for the uses to which they are being put, and are substantially in regular use.

Location of Principal Properties	Sales Marketing & Administration	Manufacturing	R&D	Warehouse	Total	Segment
In square feet						
Owned						
United States						
Rhode Island	167,850	98,930		4,980	271,760	Shared
Maryland	12,170	80,980		26,280	119,430	Large Systems
Massachusetts			23,000		23,000	Shared
Europe						
Ireland	66,400	208,100		103,900	378,400	Shared
Denmark	27,660	71,925	11,065		110,650	Large Systems
Far East						
Philippines	21,410	178,840		64,280	264,530	Shared
Leased						
United States						
Rhode Island	47,210	182,830	9,540	304,940	544,520	Shared
Maryland	15,900	25,000		23,900	64,800	Small Systems
Missouri	31,670	3,500	26,960		62,130	Shared
Massachusetts			52,300		52,300	Shared
Texas	2,640		21,130	2,640	26,410	Large Systems
Europe						
England	17,200	55,630	7,290	6,680	86,800	Large Systems
Switzerland	14,510	20,690	540	8,610	44,350	Large Systems
Far East						
India	16,165	75,895		7,240	99,300	Small Systems
China	27,315	38,945		29,990	96,250	Shared
South America						
Brazil	34,750	82,925		46,620	164,295	Small Systems

Item 3. Legal Proceedings

APC is involved in various claims and legal actions arising in the ordinary course of business. We do not believe that the ultimate disposition of these matters will have a material adverse effect on APC's consolidated financial position or results of operations or liquidity.

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

APC's Common Stock is traded over-the-counter on The Nasdaq Stock Market under the symbol APCC and on the Pacific Exchange, Inc. under the symbol ACC. The following table sets forth the range of high and low bid quotations on the Nasdaq Stock Market per share of Common Stock for the years 2001 and 2000. These quotations reflect inter-dealer prices, without retail mark up, mark down, or commission and may not necessarily represent actual transactions.

	2001		2000	
	High	Low	High	Low
First Quarter	$18.50	$10.25	$44.88	$23.25
Second Quarter	$19.39	$11.06	$45.00	$28.06
Third Quarter	$15.30	$10.26	$48.84	$18.50
Fourth Quarter	$15.80	$11.21	$22.75	$9.50

On March 11, 2002, the closing sale price for APC's Common Stock was $14.70 per share. As of March 11, 2002, there were approximately 2,078 holders of record of APC's Common Stock. No cash dividends have been paid and it is anticipated that none will be declared in the foreseeable future. We currently intend to retain any earnings to finance the growth and development of our business. Any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the financial condition, capital requirements, earnings, and liquidity of APC.

Item 6. Selected Financial Data

All amounts are in dollars except for outstanding shares. Dollars are in thousands except for basic and diluted earnings per share. Shares are in thousands. APC did not declare any cash dividends for the five year period presented. Earnings per share and share data reflect a two for one stock split effected in 1999.

The results of operations of companies acquired in 2000 and 1998 are included from their respective dates of acquisition. For more information about these acquisitions, refer to the Acquisition section included in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report.

	2001	2000	1999	1998	1997
Net sales	$1,433,312	$1,483,563	$1,344,931	$1,130,991	$876,292
Cost of goods sold	920,895	867,680	747,389	645,378	491,460
Gross profit	512,417	615,883	597,542	485,613	384,832
Operating expenses	367,564	406,410	318,317	281,144	213,394
Operating income	144,853	209,473	279,225	204,469	171,438
Other income, net	13,700	23,838	13,292	11,687	6,354
Earnings before income taxes and minority interest	158,553	233,311	292,517	216,156	177,792
Income taxes	45,188	67,660	86,293	68,231	56,004
Earnings before minority interest	113,365	165,651	206,224	147,925	121,788
Minority interest, net	—	—	—	349	—
Net income	$113,365	$165,651	$206,224	$147,576	$121,788
Basic earnings per share	$0.58	$0.85	$1.07	$0.77	$0.64
Basic weighted average shares outstanding	195,171	194,235	192,201	191,006	189,986
Diluted earnings per share	$0.58	$0.83	$1.05	$0.76	$0.63
Diluted weighted average shares outstanding	196,793	200,156	196,088	193,576	192,242
Total assets	$1,420,772	$1,317,105	$1,106,938	$871,983	$641,290
Short-term debt	—	—	—	$12,540	—
Long-term debt	—	—	—	—	—

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

The following table sets forth our net sales, cost of goods sold, gross profit, marketing, selling, general, and administrative expenses, R&D expenses, operating income, other income, earnings before income taxes, and net income, expressed as a percentage of net sales, for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	64.2	58.5	55.6
Gross profit	35.8	41.5	44.4
Marketing, selling, general & administrative expenses	21.8	21.0	21.1
Special charges	—	3.2	—
Research & development	3.8	3.2	2.6
Operating income	10.2	14.1	20.7
Other income, net	.9	1.6	1.0
Earnings before income taxes	11.1	15.7	21.7
Net income	7.9	11.2	15.3

Revenues

Net sales in fiscal year 2001 decreased by 3.4% to $1,433.3 million from $1,483.6 million in fiscal year 2000 which was 10.3% higher than $1,344.9 million in fiscal year 1999. Net sales in 2001 and 2000 included sales attributable to 2000 acquisitions; also refer to Acquisitions below. Our fiscal year 2001 net revenue continued to be impacted by softness in IT and communications market segments with general IT spending and growth in core technology applications, such as PCs, down year over year. Our Small Systems business, which provides power protection, uninterruptible power supply (UPS), and management products for the PC, server, and local area networking markets, was negatively impacted in fiscal years 2001 and 2000 by industry softness in the IT markets, weakening global economies, and maturing markets. The rate of growth in the Large Systems segment, consisting primarily of UPS, DC-power systems, and precision cooling products for data centers, facilities, and communication applications, was negatively impacted in fiscal year 2001 by the significant reduction in corporate investment for these types of applications, particularly in the second half of 2001. This negative impact was partially offset by the inclusion of incremental revenue activity for fiscal year 2001 attributable to the 2000 acquisitions of Advance Power and NetworkAir, formerly Airflow Company, which were acquired in the second and fourth quarters of 2000, respectively. The Large Systems segment experienced healthy growth in fiscal year 2000, driven by the build-out of data centers and share gains in the 3-phase UPS market as well as the 2000 acquisition of DC-power and precision cooling products. APC experienced strong demand for its products across all solution applications in 1999.

Despite decreased net sales in 2001, sales of new products contributed to overall net sales in 2001. Sales of products introduced during 2001, 2000 and 1999 represented approximately 18%, 12%, and 7%, respectively, of net sales in those years.

Foreign sales to unaffiliated customers, primarily in Europe, the Far East, Canada, and South America, in fiscal year 2001 were $676.3 million or 47.2% of net sales compared to $696.2 million or 46.9% of net sales in fiscal year 2000 and $636.2 million or 47.3% of net sales in fiscal year 1999. Also refer to Note 11 of Notes to Consolidated Financial Statements in Item 8 of this Report.

Cost of Goods Sold

Cost of goods sold was $920.9 million or 64.2% of net sales in fiscal year 2001 compared to $867.7 million or 58.5% of net sales in fiscal year 2000 and $747.4 million or 55.6% of net sales in fiscal year 1999. Gross margins for fiscal year 2001 were 35.8% of net sales, approximately 570 basis points lower than in fiscal year 2000; for fiscal year 2000, gross margins were 41.5% of net sales, approximately 290 basis points lower than in fiscal year 1999. The gross margin erosions were associated with product mix shifts to lower margin products, principally the continued growth of our lower gross margin Large System segment, the effect of pro-active consumer product price cuts in 2001 and 2000, and manufacturing inefficiencies from continued global capacity expansion prior to our capacity rationalization efforts during the second half of 2001.

Additionally, 2001 gross margins included the effects of third quarter charges for excess inventory of $12.4 million and restructuring costs of $4.1 million, principally associated with the Large Systems segment. These charges were the result of events or assessments that occurred during the third quarter of 2001. The charge for excess inventory related to specifically identified finished goods and raw materials inventories. There were no additional inventory charges, other than APC's standard provisioning, during the fourth quarter of 2001. Approximately $6.0 million of inventories included in the third quarter charge were physically disposed during the fourth quarter. Disposition of the remaining inventories has continued into early 2002; we anticipate that all excess inventory will be physically disposed by no later than the end of the first half of 2002. The restructuring costs were associated with manufacturing downsizing actions in Denmark and the U.K. and included the effects of employee terminations, facilities closures, and the related impairment of tangible and intangible assets. These actions were announced and substantially completed in the third quarter of 2001. We anticipate the final settlements of our restructuring actions to be completed by no later than the end of the first half of 2002. We expect to generate significant employment cost savings as a result of our restructuring actions. Due to the timing of the facilities closures and contractual or regulatory obligations to certain workers, the financial benefits of these actions did not commence until the fourth quarter of 2001 and will continue to phase in gradually during the first half of 2002. Also refer to Note 3 of Notes to Consolidated Financial Statements in Item 8 of this Report.

Total inventory reserves at December 31, 2001 were $32.9 million compared to $20.5 million at December 31, 2000. This increase was due primarily to the aforementioned charge for excess inventory as well as routine provisioning throughout the year. APC's reserve estimate methodology involves quantifying the total inventory position having potential loss exposure. Loss exposure generally results from several business factors, including product or component discontinuance, unplanned changes in demand, product design changes, and factory transitions. Quantifying such loss exposure is the result of combining the cost of inventories specifically identified as having little or no opportunity for sale or use (thus available for physical disposition) plus the cost of inventories having a high risk of no future sale or use based upon an analysis of on-hand quantities compared to historical and anticipated future sale or use. APC maintains an on-going business process for the physical disposition of inventories previously identified. Inventory write-offs occur at the time of physical disposition. Inventories, once reserved, are not written back up as such reserve adjustments are considered to be a permanent decrease to the cost basis of the excess or obsolete inventory.

Segment Results (Also refer to Note 11 of Notes to Consolidated Financial Statements in Item 8 of this Report for important information regarding APC's reportable segments)

While we experienced increased unit volumes during fiscal 2001, net sales for products in the Small Systems segment, which provides power protection, UPS, and management products for the PC, server, and local area networking markets, decreased in fiscal year 2001 by 7.1% from the prior year, while Small Systems net sales increased in fiscal year 2000 by 2.3% over the prior year. The overall decrease in 2001 and the decline in the rate of growth during 2000 were impacted by industry softness in the IT markets, weakening global economies, and maturing markets. Profits for the Small Systems segment declined in 2001 from comparable levels in 2000 as a result of pro-active price reductions in 2001 combined with a mix shift within the segment toward lower margin products. Profits for this segment remained relatively stable during 2000 as a percentage of net sales in spite of declining sales growth and pro-active price reductions during 2000, principally due to transitioning the manufacture of certain products to lower cost facilities.

Net sales for products in the Large Systems segment, consisting primarily of UPS, DC-power systems, and precision cooling products for data centers, facilities, and communication applications, increased 9.3% and 92.0% over the prior years in 2001 and 2000, respectively. The rate of growth during fiscal year 2001 was negatively impacted by the significant reduction in corporate investment for these types of applications, particularly in the second half of 2001. The Large Systems segment experienced healthy growth in fiscal year 2000 driven by the build-out of data centers and share gains in the 3-phase UPS market with our Silcon products, as well as the 2000 acquisition of DC-power and precision cooling products. Profits for this segment have declined due to cost inefficiencies resulting from continued global capacity expansion, coupled with declining sales volumes, particularly in the second half of 2001. Additionally, profits were negatively impacted by continued investment in product and business development initiatives for this business segment in fiscal year 2001, as well as the restructuring costs discussed above associated with manufacturing downsizing actions in Denmark and the U.K. which included the effects of employee terminations, facilities closures, and the related impairment of tangible and intangible assets.

Operating Expenses

Marketing, selling, general, and administrative (SG&A) expenses were $312.9 million or 21.8% of net sales in fiscal year 2001 compared to $311.6 million or 21.0% of net sales in fiscal year 2000 and $283.7 million or 21.1% of net sales in fiscal year 1999. Total spending in 2001 approximated levels in 2000 due to focused efforts to control expenses while improving the productivity and efficiency of our global resources. 2001 spending rose due to increased investment in sales personnel and distribution costs as well as increased investment in IT support. These increases were substantially offset by reduced spending on administrative support. The increase in total spending in 2000 was due primarily to continued investments in building our sales capabilities, including a global relational sales organization.

During the third and second quarters of 2000, we agreed to license worldwide patent rights relating to uninterruptible power supply technology for lump-sum cash payments of $17.0 million and $48.0 million, respectively. These license fees were paid from operating cash during the third and second quarters of 2000. APC evaluated the portion of the license fees that represented payment for prior use of the subject technology and the portion that represented payment for future use. Considering each of our markets and the historical and projected revenue realized in markets utilizing the licensed technology, we estimated the present value of royalty payments, basing this calculation on an appropriate royalty rate and the technology's contribution to the overall value of affected products. Separate present values were calculated for both historic and projected product sales; the historic values were expensed and the projected values were capitalized. Accordingly, write-offs of the fully paid-up portions of the patent licenses were recognized in our consolidated statements of income for the third and second quarters of 2000 as special charges to pre-tax earnings of $17.5 million and $30.4 million, respectively, including direct expenses of $1.5 million and $1.9 million, respectively. The remaining balances of $1.0 million and $19.5 million have been classified on the consolidated balance sheet as long term assets and are being amortized on a straight-line basis over three years and nine years, respectively, the estimated remaining economic lives of the patent licenses.

The allowance for bad debts was 6.6% of gross accounts receivable at December 31, 2001 compared to 6.3% at December 31, 2000. Accounts receivable balances outstanding over 60 days represented 18.2% of total receivables at December 31, 2001 compared to 13.4% at December 31, 2000. This increase reflects in part a growing portion of our business originating in areas where longer payment terms are customary, including a growing contribution from international markets, as well as the product mix shift towards Large Systems business, which typically carries longer sales cycles and collection cycles. In addition, we have experienced slower payment cycles as a result of what we believe is tighter fiscal management by our customers during the recent macro economic downturn. We continue to experience strong collection performance. Write-offs of uncollectable accounts represent less than 1% of net sales. A majority of international customer balances are covered by receivables insurance.

R&D expenditures were $54.6 million or 3.8% of net sales in fiscal year 2001, $46.9 million or 3.2% of net sales in fiscal year 2000, and $34.6 million or 2.6% of net sales in fiscal year 1999. The increases in total R&D spending primarily reflects increased numbers of software and hardware engineers and other costs associated with new product development and engineering support, combined with incremental costs attributable to Advance Power and NetworkAir, formerly Airflow Company, which were acquired in the second and fourth quarters of 2000, respectively.

Other Income, Net and Income Taxes

Other income is comprised principally of interest income combined with a $1.3 million gain in fiscal year 2001 on the sale of a building in Billerica, Massachusetts. Although interest income increased substantially from 1999 to 2000 due to higher average cash balances available for investment during 2000, interest income decreased substantially from 2000 to 2001 due to lower short term interest rates during 2001.

Our effective income tax rates were approximately 28.5%, 29.0%, and 29.5%, in 2001, 2000 and 1999, respectively. The decrease from 1999 to 2001 is due to the tax savings from an increasing portion of taxable earnings being generated from APC's operations in jurisdictions currently having lower income tax rates than the present U.S. statutory income tax rate.

Effects of Inflation

Management believes that inflation has not had a material effect on APC's operations.

Liquidity and Financial Resources

Working capital at December 31, 2001 was $884.4 million compared to $744.8 million at December 31, 2000. APC has been able to increase its working capital position as the result of continued positive operating results and despite internally financing the capital investment required to expand its operations. Our cash, cash equivalents, and short-term investments position increased to $393.1 million at December 31, 2001 from $308.0 million at December 31, 2000.

Worldwide inventories were $350.6 million at December 31, 2001, up from $289.0 million at December 31, 2000. Like many other vendors participating in the communications and Internet infrastructure build-out, APC has been impacted by the rapid decline in forecasted demands during 2001 and late 2000. APC has also experienced shipment cancellations and rescheduled sales orders from customers in the telecommunications and service provider industry, while our global capacity expansion and rebalancing in our Large Systems business drove the need for additional safety stock. Additionally, APC's third quarter 2001 results include the effects of a charge for excess inventory that totaled $12.4 million relating to specifically identified finished goods and materials inventories. The inventories subject to the write-off are categorized as follows: $1.5 million of residual, unusable quantities located at facilities impacted by recent downsizing actions; $2.5 million of unusable or unsaleable quantities related to declining and changing demand requirements; and $8.4 million of custom finished goods impacted by canceled sales orders, primarily from customers in the telecom and Internet infrastructure industries. There were no additional inventory charges, other than APC's standard provisioning, during the fourth quarter of 2001. Approximately $6.0 million of inventories included in the third quarter charge were physically disposed during the fourth quarter. Disposition of the remaining inventories has continued into early 2002 and we anticipate that all excess inventory will be physically disposed by no later than the end of the first half of 2002. Inventory levels as a percentage of quarterly sales were 101% in the fourth quarter of 2001, unchanged from 101% in the third quarter of 2001 and up from 71% in the fourth quarter of 2000.

At December 31, 2001, we had $65.0 million available for future borrowings under an unsecured line of credit agreement at a floating interest rate equal to the bank's cost of funds rate plus .625% and an additional $7.0 million under unsecured line of credit agreements with a second and third bank at similar interest rates. No borrowings were outstanding under these facilities at December 31, 2001. APC had no significant financial commitments, other than those required in the normal course of business, at December 31, 2001.

APC has several non-cancelable operating leases, primarily for warehousing and office space, expiring at various dates through 2010. These leases contain renewal options for periods ranging from one to nine years and require APC to pay its proportionate share of utilities, taxes, and insurance. Future minimum lease payments under these non-cancelable leases are: 2002 – $7.2 million; 2003 – $5.4 million; 2004 – $4.3 million; 2005 – $3.1 million; 2006 – $1.7 million; and $5.8 million thereafter.

During 2001 and 2000, our capital expenditures, net of capital grants, amounted to approximately $47.9 million and $73.7 million, respectively, consisting primarily of manufacturing and office equipment, buildings and improvements, and purchased software applications. The nature and level of capital spending was made to improve manufacturing capabilities, principally in Brazil and India, as well as to fund IT-related capital equipment and software purchases to support business process improvement initiatives. Capital spending included Large Systems segment global capacity expansion into lower cost locations closer to local end-user customers and markets. Substantially all of APC's net capital expenditures were financed from available operating cash. We had no material capital commitments at December 31, 2001.

APC has agreements with the Industrial Development Authority of Ireland, otherwise known as the IDA. Under these agreements, we receive grant monies for costs incurred for machinery, equipment, and building improvements for our Galway and Castlebar facilities. These grants are equal to 40% and 60%, respectively, of such costs up to a maximum of $13.1 million for Galway and $1.3 million for Castlebar. Such grant monies are subject to APC meeting certain employment goals and maintaining operations in Ireland until termination of the respective agreements. Under separate agreements with the IDA, we receive direct reimbursement of training costs at our Galway and Castlebar facilities for up to $3,000 and $12,500, respectively, per new employee hired. Also refer to Note 15 of Notes to Consolidated Financial Statements in Item 8 of this Report.

During the first quarter of 2002, we announced global headcount reductions of approximately 17%. These actions impact personnel worldwide throughout a broad range of functions within the organization. The majority of these terminations are the result of our recent decision to consolidate APC's Philippines-based manufacturing operations resulting in the closing of APC's manufacturing facility in the province of Laguna. These actions have been and are being implemented during the first half of 2002. We anticipate annualized employment cost savings of approximately $10 million.

We believe that current internal cash flows together with available cash, available credit facilities or, if needed, the proceeds from the sale of additional equity, will be sufficient to support anticipated capital spending and other working capital requirements for the foreseeable future.

Acquisitions

Airflow

In the fourth quarter of 2000, we acquired privately-held Airflow Company, a Maryland-based manufacturer of precision cooling equipment primarily used in data center, Internet, and telecommunications applications. For Airflow Company we paid $22.5 million in cash plus expenses, of which $4.0 million will be paid at scheduled dates over three years in the event no indemnity claims arise. Our cash outlays associated with the acquisition were financed from operating cash. At December 31, 2001 and 2000, the excess of the purchase price over the estimated fair value of the tangible net assets acquired has been included in goodwill and is being amortized on a straight-line basis over 15 years. The acquisition has been accounted for as a purchase and, accordingly, Airflow's results of operations are included in our consolidated financial statements from the date of acquisition.

Advance Power

Early in the second quarter of 2000, we acquired privately-held Advance Power Ltd., a U.K.-based manufacturer of DC-power systems used in communications and Internet applications, for $75.0 million in cash plus expenses. Our cash outlays associated with the acquisition were financed from operating cash. At December 31, 2001 and 2000, the excess of the purchase price over the estimated fair value of the tangible net assets and identifiable intangible assets acquired has been included in goodwill and is being amortized on a straight-line basis over 15 years. The acquisition has been accounted for as a purchase and, accordingly, Advance Power's results of operations are included in our consolidated financial statements from the date of acquisition.

ABL Electronics Corporation

Early in the second quarter of 2000, we acquired privately-held ABL Electronics Corporation, a North American provider of computer and network cables, switches, and other connectivity products, for $8.0 million paid in a combination of cash and stock, plus expenses. Our cash outlays associated with the acquisition were financed from operating cash. At December 31, 2001 and 2000, the excess of the purchase price over the estimated fair value of the tangible net assets acquired has been included in goodwill and is being amortized on a straight-line basis over 15 years. The acquisition has been accounted for as a purchase and, accordingly, ABL's results of operations are included in our consolidated financial statements from the date of acquisition.

Select Assets of ARRIS Group, Inc.

In the fourth quarter of 2001, we acquired select inventory and related technology associated with outside plant, networking power product lines from ARRIS Group Inc. for $10.3 million paid in cash. The product lines were acquired from ARRIS' EnergyLink™ family of power supplies, enclosures and equipment for network broadband power, including the TSP™ (Total System Power) line. The products lines are designed for outdoor use, commonly installed on utility poles or adjacent to fiber nodes, and provide back-up power for broadband cable applications. Our cash outlays associated with this purchase were financed from operating cash.

Foreign Currency Activity

We invoice our customers in various currencies. Realized and unrealized transaction gains or losses are included in the results of operations and are measured based upon the effect of changes in exchange rates on the actual or expected amount of functional currency cash flows. Transaction gains and losses were not material to the results of operations in 2001, 2000 and 1999.

At December 31, 2001, APC's unhedged foreign currency accounts receivable, by currency, were as follows:

In thousands	Foreign Currency	US Dollars
European Euros	54,878	$48,468
Japanese Yen	2,799,746	$21,264
Swiss Francs	25,591	$15,234
British Pounds	8,983	$13,051

APC also had non-trade receivables denominated in Irish Pounds of approximately U.S. $1.5 million, liabilities denominated in various European currencies of approximately U.S.$41.8 million, and liabilities denominated in Japanese Yen of approximately U.S.$7.1 million.

We continually review our foreign exchange exposure and consider various risk management techniques, including the netting of foreign currency receipts and disbursements, rate protection agreements with customers/vendors and derivatives arrangements, including foreign exchange contracts. We presently do not utilize rate protection agreements or derivative arrangements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

The U.S. Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies. For a detailed discussion on the application of these and other accounting policies, also refer to Note 1 of Notes to Consolidated Financial Statements in Item 8 of this Report.

On an on-going basis, we evaluate the judgments and estimates underlying all of our accounting policies, including those related to revenue recognition, product returns, bad debts, inventories, impairment of long-lived assets, deferred tax valuation allowances, restructuring reserves and contingencies, and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Materially different results in the amount and timing of our actual results for any period could occur if we made different judgments or utilized different estimates. Actual results may differ from those estimates.

Our critical accounting policies are as follows:

Revenue Recognition

We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter. In general, revenue is recognized when title has passed at the time of delivery of product for all of our operating segments as stipulated by the delivery terms for the sales transactions. In addition, prior to revenue recognition, we require persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. Installation is not applicable for Small Systems and Other segment products based on the nature of the products sold. Generally, revenue associated with Large Systems sales is also recognized at the time of delivery pursuant to the delivery terms, as we do not perform installation. Delivery terms vary, but often include origin-based terms (e.g., FOB Shipping Point and Ex-works) and destination-based terms (e.g., DDU/DDP (delivered duty unpaid/delivered duty paid)).

Certain Large Systems product lines and, at times, one product line included in the Small Systems segment require electrical hardwire installation or duct installation which is performed by the customer or their contracted licensed contractor/electrician. Since we do not perform the installation, revenue recognition at the time of delivery is proper as customer acceptance of the unit is not required. Also, payment by the customer is not contingent upon installation of the product.

We offer additional services to customers depending on the type of product the customer has purchased, including on-site services, installation consulting services, remote monitoring services, power audit services, and network integration services. Revenue is recognized at the time services are provided or is deferred and recognized over the service period (where applicable). The fair value of these services are based upon the rates that we charge customers in separately negotiated transactions and such services are not essential to the functionality of the delivered product.

For all sales, except those completed over the Internet, we use a binding purchase order as evidence of an arrangement. For sales over the Internet, we use a credit card authorization as evidence of an arrangement. Sales through certain customers are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

Our arrangements do not generally include acceptance clauses. However, if an arrangement includes a customer specified acceptance provision, acceptance generally occurs at our factory prior to delivery. As we introduce new products in 2002, particularly PowerStruXure, we anticipate that installation and customer acceptance provisions will become more common, and therefore increasingly significant for determining delivery and performance and consequently our entitlement to recognize revenue.

Estimating Valuation Allowances and Accrued Liabilities – Allowances for Sales Returns, Doubtful Accounts, and Inventory Obsolescence, and Assessment of the Probability of the Outcome of our Current Litigation

Significant management judgments that affect the application of our revenue policy also include estimates of potential future product returns related to current period product revenue. We analyze historical returns, current economic trends, and channel inventories when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

We provide limited rights of return to distributors and retailers for our Small Systems product lines. We provide appropriate reserves for returns at the time that related revenue is recognized based on historical patterns of returns and contractual provisions in accordance with the provisions of SFAS 48 and SAB 101. Returns of Large Systems products generally do not occur. Historically, returns have represented 3% of gross sales and have not differed significantly from prior estimates.

Similarly, we must make estimates of the uncollectability of our accounts receivables. Management specifically analyzes accounts receivable balances in view of customer credit-worthiness, customer concentrations, historical bad debts, current economic trends, and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. A majority of international customer balances are covered by receivables insurance. Our accounts receivable balance was \$263.6 million, net of an allowance for doubtful accounts of \$18.7 million as of December 31, 2001.

Our inventory reserve estimate methodology involves quantifying the total inventory position having potential loss exposure. Loss exposure generally results from several business factors, including product or component discontinuance, unplanned changes in demand, product design changes, and factory transitions. Quantifying such loss exposure is the result of combining the cost of inventories specifically identified as having little or no opportunity for sale or use (thus available for physical disposition) plus the cost of inventories having a high risk of no future sale or use based upon an analysis of on-hand quantities compared to historical and anticipated future sale or use. We maintain an on-going business process for the physical disposition of inventories previously identified. Inventory write-offs occur at the time of physical disposition. Inventories, once reserved, are not written back up as such reserve adjustments are considered to be a permanent decrease to the cost basis of the excess or obsolete inventory. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We are, and may in the future become, involved in litigation involving our business, products or operations. For pending claims for which there is an estimatable range of loss greater than zero, we record the best estimate of liability within the range. If no point within the range is considered the best estimate, we record the minimum estimated liability. Because of uncertainties related to the identifiable range of loss on any pending claims, we may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we assess the potential liability related to our pending claims and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position. The litigation process is uncertain and includes the risk of an unexpected, unfavorable result. We may be materially adversely impacted by any such litigation.

Valuation of Long-lived Tangible and Intangible Assets Including Goodwill

We assess the impairment of long-lived tangible and intangible assets including goodwill on an ongoing basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Should our assessment suggest impairment, we would determine recoverability based on an estimate of future undiscounted cash flows resulting from our use of the asset and its eventual disposition. Factors we consider that could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends; and
- significant technological changes, which would render equipment and manufacturing process, obsolete.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Expectations about future taxable income incorporate numerous assumptions about actions, elections and strategies to minimize income taxes in future years. Our ability to take such actions, make preferred elections and implement tax-planning strategies may be adversely impacted by enacted changes in tax laws and/or tax rates, as well as successful challenges by tax authorities resulting from differing interpretations of tax laws and regulations.

To the extent we believe that recovery of deferred tax assets is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statements of income. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $1.7 million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of net operating losses generated in 2001 for the start up of Brazilian operations, before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations. The net deferred tax asset as of December 31, 2001 was $38.9 million, net of a valuation allowance of $1.7 million.

Recently Issued Accounting Standards

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We adopted this Statement on January 1, 2002. The adoption of this Statement is not expected to have a material impact on our consolidated financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for fiscal years beginning after June 15, 2002; we will adopt this Statement on January 1, 2003. The adoption of this Statement is not expected to have a material impact on our consolidated financial position or results of operations.

In July 2001, the Financial Accounting Standards Board finalized Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets.* Statement 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001. Statement 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill. We adopted certain provisions of Statement 141 on July 1, 2001.

Statement 142 requires that companies no longer amortize goodwill, but instead test goodwill impairment at least annually (or more frequently if impairment indicators arise). Statement 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. Statement 142 requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of Statement 142. We adopted Statement 142 on January 1, 2002. As of December 31, 2001 we had goodwill of $64.5 million less accumulated amortization of $8.1 million with amortization expense of approximately $3.3 million in 2001. We expect a reduction of approximately $3.3 million in goodwill amortization included in operating expenses in 2002 as the result of the adoption of Statement 142. We are currently evaluating the impact of the adoption of Statement 142 and the required transitional goodwill impairment test.

In April 2001, the EITF reached a consensus on Issue No. 00-25, "*Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products.*" This issue addresses the income statement classification of slotting fees, cooperative advertising arrangements and buydowns. The consensus requires certain customer promotional payments currently classified as marketing expenses to be re-classified as a reduction of revenue. We adopted EITF 00-25 on January 1, 2002. Our adoption of EITF 00-25 will result in a reclassification for the 2001, 2000 and 1999 consolidated income statements to reduce net sales and also reduce marketing, selling, general and administrative expenses by approximately $25.2 million, $11.3 million, and $12.5 million, respectively. The adoption of EITF 00-25 will have no impact on profit from operations, net income or earnings per share.

In April 2001, the EITF revised the transition requirements of its May 2000 consensus on Issue No. 00-14, "*Accounting for Certain Sales Incentives.*" This issue involves the accounting for and reporting of sales subject to rebates and revenue sharing arrangements as well as coupons and discounts, including the income statement classification of rebates and other discounts. We adopted EITF 00-14 on January 1, 2002. Our adoption of EITF 00-14 will result in a reclassification for the 2001, 2000 and 1999 consolidated income statements to reduce net sales and also reduce marketing, selling, general and administrative expenses by approximately $5.4 million, $1.9 million, and $0.7 million, respectively. The adoption of EITF 00-14 will have no impact on profit from operations, net income or earnings per share.

Factors That May Affect Future Results

This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this document.

Our annual and quarterly results are likely to be volatile

Our annual and quarterly operating results may fluctuate as a result of a number of factors, including:

- the growth rates in the UPS industry and related industries, including but not limited to the PC, server, networking, telecommunications and enterprise hardware industries;
- timing of orders from, and shipments to, customers;
- timing of new product introductions and the market acceptance of those products;
- increased competition;
- our ability to execute our planned job reductions and realize anticipated cost savings;
- changes in manufacturing costs;
- changes in the mix of product sales;
- inventory risks due to shifts in market demand;
- component constraints and shortages;
- risks of nonpayment of accounts receivable;
- expansion of manufacturing capacity;
- factors associated with international operations;
- acts of terrorism, war and political instability; and
- volatility in world economic conditions.

We currently compete with several firms providing power protection and related products and services and expect competition to increase in the future, which could affect our revenue and profitability.

We believe that we are one of less than ten global companies providing a full range of UPS products and services worldwide. The UPS, power protection and related industries, however, are highly competitive on both a worldwide basis and a regional geographic basis. We compete, and will continue to compete, with several U.S. and foreign firms, both on a worldwide basis and in various geographical regions, and within individual product and application niches. We expect competition to increase in the future from existing competitors and a number of companies that may enter our existing or future markets. Increased competition could adversely affect our revenue and profitability through price reductions and loss of market share. The principal competitive factors in our products include:

- product performance and quality;
- marketing and access to distribution channels;
- customer services; and
- product design and price.

Some of our current and potential competitors may have substantially greater financial, technical, sales and marketing resources than we have. We may not be able to continue to compete successfully with our existing competitors or with new competitors.

Failure to alter our products to meet the demands of technological innovation could seriously harm our business.

The market for our products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of our products. We may not be successful in selecting, developing, manufacturing and marketing new products or enhancing our existing products or in responding effectively to technological changes, new standards or product announcements by competitors. The timely availability of new products and enhancements, and their acceptance by customers are important to our future success. Delays in such availability or a lack of market acceptance could have an adverse effect on our business.

Defects in our products could seriously harm our business.

Our products may have defects despite testing internally or by current or potential customers. These defects could result in loss or delay in market acceptance, which could have a material adverse effect upon our business, operating results, or financial condition.

Loss of any of our key personnel could seriously harm our business.

Our success depends to a significant degree upon the continuing contributions of key management, sales, marketing, research and development and manufacturing personnel, many of whom we would have difficulty replacing. We believe that our future success will depend in large part upon our ability to attract and retain highly-skilled hardware and software engineers, and management, sales, and marketing personnel. Competition for such personnel is intense, and we may not be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on our business, operating results, or financial condition.

Because we depend on foreign operations and revenues, we are exposed to currency fluctuations, import barriers and other risks related to conducting foreign operations.

We manufacture and market our products worldwide through several foreign subsidiaries, distributors, and resellers. Our worldwide operations are subject to the risks normally associated with foreign operations including, but not limited to:

- customer and vendor financial instability;
- volatility in world economic conditions;
- the disruption of markets;
- changes in export or import laws;
- restrictions on currency exchanges;
- potentially negative tax consequences;
- longer payment terms;
- acts of war, terrorism and political instability; and
- the modification or introduction of government policies with potentially adverse effects.

International sales, which are both direct and indirect sales to customers outside the U.S., accounted for approximately 47.2%, 46.9%, and 47.3% of our net sales in 2001, 2000 and 1999, respectively. We anticipate that international sales will continue to account for a significant portion of our revenue. We invoice our customers in various currencies. To date, we do not use any rate protection agreements or derivative agreements to hedge any foreign exchange exposure. Accordingly, we may be exposed to exchange losses based upon currency exchange rate fluctuations, which losses could have a materially adverse effect on our operating results.

A significant portion of products in our Small Systems and Large Systems reportable operating segments are manufactured in foreign locations, particularly developing countries such as Brazil, China, India, and the Philippines, which subject APC to a number of economic and other risks. The Small Systems have particular exposure to the Philippines, a country which is experiencing political and financial instability. Disruption of manufacturing efforts in these international facilities could materially adversely impact our ability to fulfill customer orders and potentially result in the loss of business.

Because our business relies upon a variety of computer systems to operate effectively, the failure or disruption of these systems could have a material adverse effect on our business.

APC is a highly automated company whose efficient and effective operation relies on a variety of information systems, including e-mail, enterprise resource planning, electronic data interchange, customer resource management and E-commerce systems. Disruption in the operation of these systems, or difficulties in maintaining or upgrading these systems, could have an adverse effect on our business. In January 2001, we upgraded our enterprise resource planning system. Difficulties that we have encountered, or may encounter, in connection with our implementation and use of this upgraded enterprise resource planning system could adversely affect our order management and fulfillment, financial reporting and supply chain management processes, and any such difficulties could have a material adverse effect on our business.

Our reliance on sole source suppliers may result in product delays or price increases.

We currently obtain certain components of our products and certain finished products from sole sources. In the future, our suppliers may not be able to meet our demand for components and products in a timely and cost-effective manner. Our inability to secure and qualify alternative sources of supply in a timely manner may disrupt our ability to fulfill customer orders. We generally purchase these sole source components and products using purchase orders and have no guaranteed supply arrangements with the suppliers. In addition, the availability of many of these components and products is dependent in part on our ability to provide the suppliers with accurate forecasts of our future requirements. However, our operating results and customer relationships could be materially adversely affected by either an increase in prices for, or an interruption or reduction in supply of, any key components and products.

We have a limited ability to protect our intellectual property rights and others could infringe on or misappropriate our propriety rights and information.

Our success will depend, to a large extent, on our ability to protect our proprietary technology. We rely on a combination of contractual rights, trade secrets, patents, and copyrights to protect our proprietary rights. Although we own certain patents, and we have applied, and in the future we may apply, for patents, our intellectual property protection may not be sufficient to prevent competitors from developing similar technology. Moreover, in the absence of patent protection, our business may be adversely affected by competitors which independently develop functionally equivalent technology.

Our products may infringe on the intellectual property rights of others.

We attempt to ensure that our products and processes do not infringe upon third party patents and other proprietary rights, but from time to time third parties have alleged, and in the future may allege, such infringement. If third parties allege or determine infringement, we may not prevail in such a challenge. Furthermore, if infringement is determined, we may not be able to obtain the necessary licenses on acceptable terms, if at all.

If we are unable to identify and successfully integrate acquisitions, our ability to expand and our financial results could suffer.

We have limited experience in integrating acquired companies or technologies into our operations. We may from time to time pursue the acquisition of other companies, assets, products or technologies. We may not be able to integrate successfully products, technologies, distribution channels, key personnel and businesses of acquired companies into our business or product offerings. In addition, the integration of acquired companies may adversely affect our business, operating results, or financial condition. Further, these acquired companies, assets, products or technologies may not contribute significantly to our sales or earnings, and the sales and earnings from acquired businesses may be adversely affected by the integration process or other factors. If we are not successful in the integration of such acquired businesses, our financial results could be adversely impacted. In addition, we may not be able to identify and consummate suitable acquisition transactions in the future.

Our stock price could be volatile, which could cause you to lose part or all of your investment.

The market price of our common stock has been, and may continue to be, extremely volatile. The trading price of our common stock could be subject to wide fluctuations in response to:

- quarter-to-quarter variations in operating results;
- changes in earnings estimates by analysts;
- announcements of technological innovations or new products developed by us or our competitors; and
- acts of war, terrorism and political instability and other events or factors.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for many high technology companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

Our tax rate depends on earnings derived from certain foreign manufacturing operations.

Our tax rate is heavily dependent upon the proportion of earnings that we derive from our Ireland and Philippines manufacturing operations and our ability to reinvest those earnings permanently outside the United States. If the earnings of these operations as a percentage of our total earnings were to decline significantly from anticipated levels, or should our ability to reinvest these earnings be reduced, our effective tax rate would exceed the currently estimated rate for 2002. In addition, should our intercompany transfer pricing with respect to our Ireland or Philippines manufacturing operations require significant adjustment due to audits or regulatory changes, our overall effective tax rate could increase.

We are, and may become, involved in litigation, which could materially harm our business.

We are, and may in the future become, involved in litigation involving our business, products or operations. The litigation process is uncertain and includes the risk of an unexpected, unfavorable result. We may be materially adversely impacted by any such litigation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

APC, in the normal course of business, is exposed to market risks relating to fluctuations in foreign currency exchange rates. The information required under this section related to such risks is included in the Foreign Currency Activity section of Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

ASSETS

In thousands	2001	2000
Current assets:		
Cash and cash equivalents	$288,210	$283,025
Short term investments	104,868	25,000
Accounts receivable, less allowance for doubtful accounts of $18,712 in 2001 and $20,085 in 2000 (Note 5)	263,595	298,041
Inventories (Note 6)	350,636	289,032
Prepaid expenses and other current assets	15,935	23,488
Deferred income taxes (Note 8)	44,255	32,346
Total current assets	1,067,499	950,932
Property, plant, and equipment:		
Land, buildings, and improvements	71,166	72,136
Machinery and equipment	200,000	178,558
Office equipment, furniture, and fixtures	72,510	68,765
Purchased software	30,463	25,633
	374,139	345,092
Less accumulated depreciation and amortization	164,154	133,335
Net property, plant, and equipment	209,985	211,757
Goodwill and other intangibles, net (Note 3)	110,854	122,716
Deferred income taxes (Note 8)	10,924	9,678
Other assets (Note 4)	21,510	22,022
Total assets	$1,420,772	$1,317,105

See accompanying notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Current liabilities:		
Accounts payable	$75,569	$105,031
Accrued expenses	28,276	37,946
Accrued compensation	21,640	21,708
Accrued sales and marketing programs	23,011	15,210
Deferred revenue	14,451	11,847
Income taxes payable	20,131	14,377
Total current liabilities	183,078	206,119
Deferred tax liability (Note 8)	16,306	13,805
Total liabilities	199,384	219,924
Shareholders' equity (Notes 9 and 10):		
Common stock, $0.01 par value; authorized 450,000 shares in 2001 and 2000; issued 196,025 in 2001 and 195,071 in 2000	1,960	1,951
Additional paid-in capital	126,365	115,381
Retained earnings	1,099,541	986,176
Treasury stock, 250 shares, at cost	(1,551)	(1,551)
Accumulated other comprehensive loss	(4,927)	(4,776)
Total shareholders' equity	1,221,388	1,097,181
COMMITMENTS AND CONTINGENCIES (Notes 12, 14 and 15)		
Total liabilities and shareholders' equity	$1,420,772	$1,317,105

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2001, 2000 and 1999

In thousands except per share amounts	2001	2000	1999
Net sales (Note 11)	$1,433,312	$1,483,563	$1,344,931
Cost of goods sold	920,895	867,680	747,389
Gross profit	512,417	615,883	597,542
Costs and expenses:			
Marketing, selling, general, and administrative	312,918	311,612	283,725
Special charges (Note 4)	—	47,900	—
Research and development	54,646	46,898	34,592
Total operating expenses	367,564	406,410	318,317
Operating income	144,853	209,473	279,225
Other income, net	13,700	23,838	13,292
Earnings before income taxes	158,553	233,311	292,517
Income taxes (Note 8)	45,188	67,660	86,293
Net income	$113,365	$165,651	$206,224
Basic earnings per share	$0.58	$0.85	$1.07
Basic weighted average shares outstanding	195,17[illegible]	194,235	192,201
Diluted earnings per share	$0.58	$0.83	$1.05
Diluted weighted average shares outstanding	196,793	200,156	196,088

See accompanying notes to consolidated financial statements.

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999

In thousands	$0.01 Par, Common Stock Shares	$0.01 Par, Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock, at cost Shares	Treasury Stock, at cost Amount	Accumulated Other Comprehensive Income	Total
Balances at December 31, 1998	191,946	$1,919	$66,121	$614,301	(250)	$(1,551)	$502	$681,292
Net income				206,224				206,224
Foreign currency translation adjustment							(2,308)	(2,308)
Comprehensive income								*203,916*
Exercises of stock options	1,285	13	12,762					12,775
Tax benefit from exercises of stock options			2,565					2,565
Shares issued to Employee Stock Purchase Plan	108	1	1,541					1,542
Balances at December 31, 1999	193,339	1,933	82,989	820,525	(250)	(1,551)	(1,806)	902,090
Net income				165,651				165,651
Foreign currency translation adjustment							(2,970)	(2,970)
Comprehensive income								*162,681*
Exercises of stock options	1,488	15	18,652					18,667
Tax benefit from exercises of stock options			7,981					7,981
Shares issued to Employee Stock Purchase Plan	131	1	1,761					1,762
Shares issued to acquire ABL Electronics	113	2	3,998					4,000
Balances at December 31, 2000	195,071	1,951	115,381	986,176	(250)	(1,551)	(4,776)	1,097,181
Net income				113,365				113,365
Foreign currency translation adjustment							(51)	(51)
Net unrealized loss on investments							(100)	(100)
Comprehensive income								*113,214*
Exercises of stock options	754	7	7,633					7,640
Tax benefit from exercises of stock options			1,131					1,131
Shares issued to Employee Stock Purchase Plan	200	2	2,220					2,222
Balances at December 31, 2001	196,025	$1,960	$126,365	$1,099,541	(250)	$(1,551)	$(4,927)	$1,221,388

See accompanying notes to consolidated financial statements.

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2000 and 1999

In thousands	2001	2000	1999
Cash flows from operating activities			
Net income	$113,365	$165,651	$206,224
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property, plant, and equipment	44,377	32,357	27,074
Gain on sale of property, plant, and equipment	(1,728)	—	(277)
Amortization of goodwill and other intangibles	11,559	8,586	3,516
Provision for doubtful accounts	4,775	2,028	6,015
Provision for inventory	18,015	4,632	6,724
Deferred income taxes	(10,654)	(7,212)	65
Restructuring charges	5,089	—	—
Special charges	—	47,900	—
Other, net	(151)	(2,970)	(2,382)
Changes in operating assets and liabilities, excluding effects of acquisitions:			
Accounts receivable	29,671	(59,638)	(42,469)
Inventories	(79,619)	(95,885)	45,481
Prepaid expenses and other current assets	7,553	(4,559)	(482)
Other assets	(3,018)	(69,262)	1,022
Accounts payable	(29,462)	8,898	3,451
Accrued expenses	(9,670)	(1,757)	8,926
Accrued compensation	(68)	(4,610)	3,613
Accrued sales and marketing programs	7,801	(1,902)	(971)
Deferred revenue	2,604	3,108	1,909
Income taxes payable	6,885	(8,336)	10,428
Net cash provided by operating activities	117,324	17,029	277,867
Cash flows from investing activities			
Purchases of held-to-maturity securities	(79,776)	(75,000)	—
Maturities of held-to-maturity securities	25,000	50,000	—
Purchases of available-for-sale securities	(25,092)	—	—
Capital expenditures, net of capital grants	(47,859)	(73,716)	(36,003)
Proceeds from sale of property, plant, and equipment	5,726	—	1,100
Acquisitions	—	(100,315)	(8,426)
Net cash used in investing activities	(122,001)	(199,031)	(43,329)
Cash flows from financing activities			
Repayment of short term debt	—	(11,727)	(12,438)
Proceeds from issuances of common stock	9,862	20,429	14,317
Net cash provided by financing activities	9,862	8,702	1,879
Net change in cash and cash equivalents	5,185	(173,300)	236,417
Cash and cash equivalents at beginning of year	283,025	456,325	219,908
Cash and cash equivalents at end of year	$288,210	$283,025	$456,325
Supplemental cash flow disclosures			
Cash paid during the year for:			
Income taxes (net of tax refunds)	$45,982	$80,240	$70,204
Details of acquisitions:			
Fair value of assets	$ —	$138,242	$8,426
Liabilities	—	(36,614)	—
Cash paid	—	101,628	8,426
Cash acquired	—	(1,313)	—
Acquisitions	$ —	$100,315	$8,426

NON-CASH TRANSACTIONS: In 2001, 2000 and 1999, the tax effect of the exercise of stock options resulted in increases to additional paid-in capital and reductions to income taxes payable of $1,131, $7,981, and $2,565. In 2000, 113,273 shares were issued related to the acquisition of ABL Electronics Corporation resulting in an increase to additional paid-capital of $3,998. In 2001, the Company recorded a restructuring charge that included a non-cash component of $5,089 (Note 3). See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2000 and 1999

1. Summary of Significant Accounting Policies

Nature of Business

American Power Conversion Corporation and its subsidiaries (the "Company") designs, develops, manufactures, and markets power protection and management solutions for computer, communications and electronic applications worldwide. The Company's products include uninterruptible power supply products ("UPSs"), DC-power systems, electrical surge protection devices, power conditioning products, precision cooling equipment, and associated software, services, and accessories. These products are used with sensitive electronic devices which rely on electric utility power including, but not limited to, home electronics, personal computers ("PCs"), high-performance workstations, servers, networking equipment, communications equipment, Internetworking equipment, data centers, mainframe computers, and facilities. The Company's principal markets are in North America, Europe, and the Far East.

Principles of Consolidation

The consolidated financial statements include the accounts of American Power Conversion Corporation and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Revenue Recognition

Revenue from sales of the Company's products, including UPS products, DC-power systems, electrical surge protection devices, power conditioning products, precision cooling equipment, and associated accessories, is recognized when title has passed at the time of delivery of product as stipulated by the delivery terms for the sales transactions. In addition, prior to revenue recognition, the Company requires persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. Provisions for sales returns and allowances, warranties, and uncollectible accounts are made at the time of sale based on historical patterns of returns and contractual provisions in accordance with the provisions of Statement 48 and SAB 101. The Company's arrangements do not generally include acceptance clauses. However, if an arrangement includes a customer specified acceptance provision, acceptance generally occurs at the Company's factory prior to delivery. Revenues from the sale of service-related contracts are deferred and recognized ratably over an established term, typically one to five years.

Cash and Cash Equivalents

Cash and cash equivalents consist of funds on deposit, money market savings accounts, and short-term commercial paper with original maturities of three months or less.

Short Term Investments

At December 31, 2001, short term investments consisted of investment grade corporate and municipal bonds, and at December 31, 2000, short term investments consisted of U.S. Government debt securities, with original maturities greater than three months and less than or equal to one year. Held-to-maturity securities aggregated $79.8 million and $25.0 million at December 31, 2001 and 2000, respectively, and are carried at amortized cost. The cost of such held-to-maturity securities approximates fair market value and the unrealized holding gains or losses were not material. Available-for-sale securities aggregated $25.1 million at December 31, 2001. There were no available-for-sale securities at December 31, 2000. Available-for-sale securities are recorded at fair value with net unrealized gains and losses reported, net of tax, in other comprehensive income. At December 31, 2001, the gross unrealized holding losses on available-for-sale securities were $0.1 million. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold such securities to maturity.

Inventories

Inventories are stated at the lower of cost or market; cost being determined using the first-in, first-out (FIFO) method.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives indicated below. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset.

Land improvements	15 years
Buildings and improvements	40 years
Machinery and equipment	5 - 10 years
Office equipment, furniture, and fixtures	3 - 10 years
Purchased software	3 years

Grant Monies

Grant monies are provided to certain of the Company's subsidiaries located in Ireland to reimburse qualifying capital expenditures and for hiring and maintaining certain employment levels within Ireland. Grant monies received for costs incurred for property, plant and equipment are recorded as a reduction to the basis of the corresponding depreciable assets. Grant monies received for employee levels are recorded as a reduction of payroll expense in the period in which the employee levels required by the grant are reached. Grant monies are received subject to "clawback" provisions that would obligate the Company to repay the grant monies received should its employment levels fall below established levels. At the end of each fiscal quarter, the Company evaluates current conditions relating to the status of on-going operations and related employment levels in Ireland to assess the possibility that grant monies will need to be repaid and, if deemed necessary, to accrue a repayment liability. Since the inception of its grant agreements in 1994, the Company has not assessed the need to accrue a repayment liability and, based upon a current evaluation of its significant investment in Ireland and on-going operational requirements, the Company believes the possibility that the clawback provisions will become effective is remote.

Goodwill and Other Intangibles

Goodwill represents the excess of cost over the fair value of the net tangible assets and identifiable intangible assets of businesses acquired and is being amortized on a straight-line basis over 15 years. Periodically, the Company evaluates the carrying value of goodwill to assure that changes in facts and circumstances do not suggest that recoverability has been impaired. Should this evaluation suggest impairment, the Company would determine recoverability based on an estimate of future undiscounted cash flows resulting from its use of the asset and its eventual disposition, as discussed below. This analysis relies on a number of factors, including operating results, business plans, budgets, economic projections, and changes in management's strategic direction or market emphasis. In management's opinion, no impairment exists at December 31, 2001. Goodwill and other intangibles are presented net of accumulated amortization of $23.8 million and $12.2 million at December 31, 2001 and 2000, respectively. The Company adopted Statement 142, *Goodwill and Other Intangible Assets* on January 1, 2002. As of December 31, 2001, the Company had goodwill of $64.5 million less accumulated amortization of $8.1 million with amortization expense of approximately $3.3 million in 2001. The Company expects a reduction of approximately $3.3 million in goodwill amortization included in operating expenses in 2002 as the result of the adoption of Statement 142.

Long-lived Assets

The Company accounts for long-lived assets, including goodwill and other intangibles, in accordance with the provisions of SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.*" This Statement requires that long-lived assets, such as property, plant and equipment, and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Research and Development

Expenditures for research and development ("R&D") are expensed in the period incurred.

Warranties

The Company offers limited two-year and one-year warranties. The provision for potential liabilities resulting from warranty claims is provided at the time of sale based on historical patterns of returns and contractual provisions in accordance with the provisions of Statement 48 and SAB 101. Customers can extend the basic warranty period of select products, at an additional charge, for a period of one or three additional years. Recognition of the revenue associated with the extended warranty program commences on the date the extended warranty becomes effective and is recognized on a straight-line basis over the extended warranty period. In addition, the Company offers an Equipment Protection Policy in the U.S., Canada, and Europe. Depending on the model and country, the policy provides up to $150,000, 50,000 pounds sterling, or 100,000 euros for repair or replacement of customers' hardware should a surge or lightning strike pass through a Company unit. Other restrictions also apply. Customers can also register the ProtectNet® line of data line surge suppressors for a "Double-Up" Supplemental Equipment Protection Policy, under which the total recoverable limit under the Equipment Protection Policy may be doubled (U.S. and Canada only). Most surge suppressor products come with a lifetime product warranty. The Company has experienced satisfactory field operating results, and warranty and Equipment Protection Policy costs incurred to date have not had a significant impact on the Company's results of operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes have not been provided for the undistributed earnings of the Company's foreign subsidiaries which aggregated approximately $361.1 million at December 31, 2001. The Company plans to reinvest all such earnings for future expansion. If such earnings were distributed, taxes would increase by approximately $90.2 million. Additionally, the Company has tax holidays in China, India, and the Philippines, which reduce or eliminate the income taxes paid in those countries. These holidays begin to expire in 2003. Based on the currently enacted regular corporate income tax rates in these countries, the benefit to the Company of these tax holidays was approximately $8.0 million, or $0.04 per diluted share, for the year ended December 31, 2001; $6.8 million, or $0.03 per diluted share, for the year ended December 31, 2000; and $4.5 million, or $0.02 per diluted share, for the year ended December 31, 1999.

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Under the treasury stock method, the unexercised options are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase common shares at the average market price during the period. Potential common shares for which inclusion would have the effect of increasing diluted earnings per share (i.e., antidilutive) are excluded from the computation.

In thousands	2001	2000	1999
Basic weighted average shares outstanding	195,171	194,235	192,201
Net effect of dilutive potential common shares outstanding based on the treasury stock method using the average market price	1,622	5,921	3,887
Diluted weighted average shares outstanding	196,793	200,156	196,088
Antidilutive potential common shares excluded from the computation above	9,566	280	872

Stock-Based Compensation

As permitted by Statement 123, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its employee stock-based compensation plans. The Company accounts for its non-employee stock-based compensation awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation cost recognized for non-employees under these plans in the accompanying consolidated financial statements is not material.

Advertising Costs

Advertising costs are expensed as incurred and reported in marketing, selling, general, and administrative expenses in the accompanying consolidated statements of income. Such costs of advertising, advertising production, trade shows, and other activities are designed to enhance demand for the Company's products. Advertising costs were $65.9 million in 2001, $85.5 million in 2000, and $94.4 million in 1999. There are no capitalized advertising costs in the accompanying consolidated balance sheets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. Acquisitions

Airflow

In the fourth quarter of 2000, the Company acquired privately-held Airflow Company, a Maryland-based manufacturer of precision cooling equipment primarily used in data center, Internet, and telecommunications applications, for $22.5 million in cash plus expenses, of which $4.0 million will be paid at scheduled dates over three years in the event no indemnity claims arise. The Company's cash outlays associated with the acquisition were financed from operating cash. At December 31, 2001 and 2000, the excess of the purchase price over the estimated fair value of the tangible net assets acquired has been included in goodwill and is being amortized on a straight-line basis over 15 years. The acquisition has been accounted for as a purchase and, accordingly, Airflow's results of operations are included in the Company's consolidated financial statements from the date of acquisition.

Advance Power

Early in the second quarter of 2000, the Company acquired privately-held Advance Power Ltd., a U.K.-based manufacturer of DC-based power solutions used in communications and Internet applications, for $75.0 million in cash plus expenses. The Company's cash outlays associated with the acquisition were financed from operating cash. At December 31, 2001 and 2000, the excess of the purchase price over the estimated fair value of the tangible net assets acquired has been included in goodwill and is being amortized on a straight-line basis over 15 years. The acquisition has been accounted for as a purchase and, accordingly, Advance Power's results of operations are included in the Company's consolidated financial statements from the date of acquisition.

ABL Electronics Corporation

Early in the second quarter of 2000, the Company acquired privately-held ABL Electronics Corporation ("ABL"), a North American provider of computer and network cables, switches, and other connectivity products, for $8.0 million paid in a combination of cash and stock, plus expenses. The Company's cash outlays associated with the acquisition were financed from operating cash. At December 31, 2001 and 2000, the excess of the purchase price over the estimated fair value of the tangible net assets acquired has been included in goodwill and is being amortized on a straight-line basis over 15 years. The acquisition has been accounted for as a purchase and, accordingly, ABL's results of operations are included in the Company's consolidated financial statements from the date of acquisition.

Pro forma results from operations have not been provided as the acquisitions are not considered material individually and in the aggregate.

3. Restructuring

In the second half of 2001, the Company recorded $8.6 million of restructuring costs of which $4.1 million and $4.5 million were classified in cost of goods sold and operating expenses, respectively. These costs were associated with manufacturing downsizing actions primarily in Denmark and the U.K. and included the effects of approximately 450 employee terminations principally in the manufacturing area, facilities closures, and the related impairment of tangible and intangible assets. A summary of the restructuring costs is outlined as follows:

In thousands	Restructuring Liabilities at Beginning of Period	Total Charges	Non-cash Charges	Reversals	Cash Payments	Restructuring Liabilities at End of Period
Q3 Activities:						
Employee terminations	$—	$3,281	$—	$—	$(2,892)	$389
Facilities closures	—	2,003	(1,118)	—	—	885
Impairment of intangible assets	—	3,728	(3,728)	—	—	—
	—	9,012	(4,846)	—	(2,892)	1,274
Q4 Activities:						
Employee terminations	389	236	—	—	(173)	452
Facilities closures	885	138	(138)	(885)	—	—
Impairment of intangible assets	—	105	(105)	—	—	—
	1,274	479	(243)	(885)	(173)	452
	$—	$9,491	$(5,089)	$(885)	$(3,065)	$452

The reversal occurring in Q4 relating to facilities closures represents the reversal of a cancelled lease liability recognized during the third quarter in connection with the closure of a leased facility in the United Kingdom. During Q4, the Company reversed its decision to vacate the leased facility.

4. Special Charges

During the third and second quarters of 2000, the Company agreed to license worldwide patent rights relating to uninterruptible power supply technology for lump-sum cash payments of $17.0 million and $48.0 million, respectively. These license fees were paid from operating cash during the third and second quarters of 2000, respectively. The Company evaluated the portion of the license fees that represented payment for prior use of the subject technology and the portion that represented payment for future use. Considering each of the Company's markets and the historical and projected revenue realized in markets utilizing the licensed technology, the Company estimated the present value of royalty payments, basing this calculation on an appropriate royalty rate and the technology's contribution to the overall value of affected products. Separate present values were calculated for both historic and projected product sales; the historic values were expensed and the projected values were capitalized. Accordingly, write-offs of the fully paid-up portions of the patent licenses were recognized in the Company's consolidated statements of income for the third and second quarters of 2000 as special charges to pre-tax earnings of $17.5 million and $30.4 million, respectively, including direct expenses of $1.5 million and $1.9 million, respectively. The remaining balances of $1.0 million and $19.5 million have been classified on the consolidated balance sheet as long term assets and are being amortized on a straight-line basis over three years and nine years, respectively, the estimated remaining economic lives of the patent licenses.

5. Accounts Receivable

Accounts receivable are generally not concentrated in any geographic region or industry. Collateral is usually not required except for certain international transactions for which the Company requires letters of credit to secure payment. The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

6. Inventories

Inventories consist of the following:

In thousands	2001	2000
Raw materials	$158,140	$120,685
Work in process	9,238	15,755
Finished goods	183,258	152,592
	$350,636	$289,032

7. Revolving Credit Agreements and Short Term Debt

At December 31, 2001 and 2000, the Company had available for future borrowings $65.0 million under an unsecured line of credit agreement at a floating interest rate equal to the bank's cost of funds rate plus .625% and an additional $7.0 million under unsecured line of credit agreements with a second and third bank at similar interest rates. No borrowings were outstanding under these facilities during fiscal years 2001 and 2000, or at December 31, 2001 and 2000.

8. Income Taxes

Total federal, state, and foreign income tax expense (benefit) from continuing operations for the years ended December 31, 2001, 2000, and 1999 consists of the following:

In thousands	Current	Deferred	Total
2001:			
Federal	$33,887	$(7,584)	$26,303
State	7,653	(1,425)	6,228
Foreign	14,302	(1,645)	12,657
	$55,842	$(10,654)	$45,188
2000:			
Federal	$53,319	$(3,850)	$49,469
State	8,073	(794)	7,279
Foreign	12,559	(1,647)	10,912
	$73,951	$(6,291)	$67,660
1999:			
Federal	$61,756	$(244)	$61,512
State	8,024	(239)	7,785
Foreign	16,448	548	16,996
	$86,228	$65	$86,293

Income tax expense attributable to continuing operations amounted to $45.2 million in 2001, $67.7 million in 2000, and $86.3 million in 1999, (effective rates of 28.5%, 29.0%, and 29.5%, respectively). The actual expense for 2001, 2000 and 1999 differs from the "expected" tax expense (computed by applying the statutory U.S. federal corporate tax rate of 35% to earnings before income taxes) as follows:

In thousands	2001	2000	1999
Computed "expected" tax expense	$56,394	$81,659	$102,381
State income taxes, net of federal income tax benefit	4,064	4,731	5,060
Foreign earnings taxed at rates lower than U.S. statutory rate (principally Ireland and the Philippines)	(11,430)	(16,616)	(18,754)
Foreign sales corporation	(1,352)	(1,754)	(1,294)
Other	(2,488)	(360)	(1,100)
	$45,188	$67,660	$86,293

The domestic and foreign components of earnings before income taxes were $79.6 million and $79.0 million, respectively, for 2001; $145.3 million and $88.0 million, respectively, for 2000; and $188.5 million and $104.0 million, respectively, for 1999. Total income tax expense for the years ended December 31, 2001, 2000 and 1999 was allocated as follows:

In thousands	2001	2000	1999
Income from continuing operations	$45,188	$67,660	$86,293
Shareholders' equity, for compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	(1,131)	(7,981)	(2,565)
	$44,057	$59,679	$83,728

At December 31, 2001 and 2000, deferred income tax assets and liabilities result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these temporary differences are presented below:

In thousands	2001	2000
Deferred tax assets		
Allowance for doubtful accounts	$4,521	$5,060
Additional costs inventoried for tax purposes	6,681	1,629
Intercompany inventory profits	6,140	4,520
Allowances for sales and marketing programs	9,019	5,837
Inventory obsolescence reserve	4,956	4,302
Accrual for compensation and compensated absences	3,877	2,912
Reserve for warranty costs	2,262	2,449
Deferred revenue	4,345	3,918
Intangible assets	12,006	9,585
Other	3,031	1,812
Total gross deferred tax assets	56,838	42,024
Less valuation allowance	(1,659)	—
Net deferred tax assets	55,179	42,024
Deferred tax liabilities		
Excess of tax over financial statement depreciation	12,215	11,441
Other	4,091	2,364
Total deferred tax liabilities	16,306	13,805
Net deferred income taxes	$38,873	$28,219

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2001, the Company provided a valuation allowance on certain of its deferred tax assets because of uncertainty regarding their realizability due to certain net operating losses generated in 2001 for the start up of Brazilian operations.

9. Stock Plans

Stock-based Compensation Plans

At December 31, 2001, the Company had four stock option plans and an employee stock purchase plan, which are described below. As permitted by Statement 123, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its employee stock-based compensation plans. The Company accounts for its non-employee stock-based compensation awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation cost recognized for non-employees under these plans in the accompanying consolidated financial statements is not material. Had employee compensation costs for such plans been determined in accordance with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

In thousands except per share amounts		2001	2000	1999
Net income	As reported	$113,365	$165,651	$206,224
	Pro forma	$65,628	$133,115	$181,123
Basic earnings per share	As reported	$0.58	$0.85	$1.07
	Pro forma	$0.34	$0.69	$0.94
Diluted earnings per share	As reported	$0.58	$0.83	$1.05
	Pro forma	$0.33	$0.65	$0.92

The pro forma effect on net income for 2001, 2000 and 1999 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to stock option grants made prior to 1995. The weighted average fair value of stock options granted during 2001, 2000 and 1999 was $10.32, $11.43, and $9.35, respectively. The Company estimates the fair value of each option as of the date of grant using the Black-Scholes pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999:

	2001	2000	1999
Expected volatility	83%	70%	59%
Dividend yield	—	—	—
Risk-free interest rate	4.7%	5.9%	5.3%
Expected life	6 years	6 years	5 years

Stock Option Plans

On April 21, 1997, the Company's shareholders approved the 1997 Stock Option Plan and on June 19, 1987 approved the 1987 Stock Option Plan (collectively the "Plans"). The 1997 and 1987 Stock Option Plans authorized the grant of options for up to 12.0 million shares and 21.6 million shares, respectively, of common stock. On May 7, 1999, the Company's shareholders authorized an additional 12.0 million shares under the 1997 Stock Option Plan. Options granted under the Plans are either (a) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986 (the "Code") or (b) non-qualified options. Incentive stock options may be granted under the Plans to employees or officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

ISOs granted under the Plans may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of employees or officers holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares, for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company and any related corporation), may not exceed $100,000. Non-qualified options granted under the Plan may not be granted at a price less than the lesser of (a) the book value per share of common stock as of the end of the fiscal year of the Company immediately preceding the date of such grant, or (b) 50% of the fair market value of the common stock on the date of grant.

Options granted under the Plans before December 1, 1995 vested 25% at the end of the first year and 12.5% at the end of each six month period thereafter. Options granted after December 1, 1995 and before February 14, 1997 vest 20% at the end of the second year and 20% at the end of each year thereafter. Options granted after February 14, 1997 vest 25% at the end of the first year and 12.5% at the end of each six month period thereafter.

On April 21, 1997, the Company's shareholders approved the 1997 Non-employee Director Stock Option Plan and on May 20, 1993 approved the 1993 Non-employee Director Stock Option Plan (collectively the "Director Plans"). The 1997 and 1993 Director Plans authorized the grant of options for up to 400,000 shares and 80,000 shares of common stock, respectively. In 2001, two directors were entitled to participate in the Director Plans with each receiving a grant of options as of February 12, 2001 for 20,000 shares at an exercise price of $13.25; February 12, 2000 for 20,000 shares at an exercise price of $29.84; February 12, 1999 for 20,000 shares at an exercise price of $19.94 (i.e., the market price on the dates of grant). In addition, two new non-employee directors elected at the June 2001 Annual Meeting of Shareholders were each granted on August 9, 2001 under the 1997 Stock Option Plan options to purchase 13,643 shares at an exercise price of $13.57.

Options granted under the 1997 Director Plan, and the options granted on August 9, 2001 under the 1997 Stock Option Plan, vest 25% at the end of the second year and 9.375% at the end of each six month period thereafter. Options granted under the 1993 Director Plan vested 25% at the end of the first year and 25% annually thereafter.

Options granted under all stock option plans before January 1, 1993 expired not more than five years from the date of grant, if unexercised. Options granted under all stock option plans after January 1, 1993 expire not more than ten years from the date of grant (five years in the case of ISOs granted to ten percent shareholders). The outstanding options at December 31, 2000 expire at various dates through 2009. Options granted terminate within a specified period of time following termination of an optionee's employment or position as a director or consultant with the Company.

A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

Shares in thousands	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	19,002	$15.26	12,082	$14.00	9,560	$12.23
Granted	574	$14.36	9,448	$16.41	5,097	$16.26
Exercised	(754)	$10.05	(1,488)	$12.63	(1,285)	$10.12
Terminated	(1,173)	$17.20	(1,040)	$15.50	(1,290)	$13.50
Outstanding at end of year	17,649	$15.31	19,002	$15.26	12,082	$14.00
Exercisable at end of year	8,454	$14.55	4,531	$13.01	2,696	$11.40
Shares reserved at end of year	22,760		23,514		25,115	

The following table summarizes information about stock options outstanding at December 31, 2001:

Shares in thousands	**Options Outstanding**			**Options Exercisable**	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$4.56 to $6.82	592	3.8	$4.97	498	$5.01
$8.30 to $11.69	1,528	5.3	$9.44	1,430	$9.29
$12.43 to $17.71	11,760	7.7	$13.97	5,218	$14.67
$19.30 to $24.80	3,522	8.1	$22.99	1,229	$22.94
$29.00 to $31.13	247	8.2	$30.69	79	$30.85
	17,649	7.4	$15.31	8,454	$14.55

Stock Purchase Plan

On April 21, 1997, the Company's shareholders approved an Employee Stock Purchase Plan (the "Plan") to provide substantially all employees an opportunity to purchase shares of its common stock through payroll deductions, in an aggregate amount up to 10% of eligible compensation. Semiannually, participant account balances are used to purchase shares of stock at the lesser of 85% of the fair market value of shares on the grant date or the exercise date. The aggregate number of shares purchased by an employee may not exceed 6,000 shares annually (subject to limitations imposed by the Internal Revenue Code). The employee stock purchase plan expires on February 11, 2007. A total of 2.0 million shares are available for purchase under the Plan. During 2001, under the Plan, 102,079 shares were issued at $11.17 per share and 98,851 shares were issued at $10.94 per share. During 2000, under the Plan, 41,671 shares were issued at $18.75 per share and 89,173 shares were issued at $11.00 per share. During 1999, under the Plan, 54,706 shares were issued at $14.03 per share and 53,608 shares were issued at $14.45 per share.

10. Retirement Benefits

Employee Stock Ownership Plans

At December 31, 2001, the Company had noncontributory Employee Stock Ownership Plans (the "ESOP") covering substantially all employees in North America and Ireland. Contributions to the ESOP are based on a percentage of eligible compensation and are determined by the Company's Board of Directors at its discretion, subject to the limitations established by U.S. and Ireland tax laws. The ESOP held 7.7 million shares, 8.3 million shares, and 8.8 million shares of common stock at December 31, 2001, December 31, 2000, and December 31, 1999, respectively. No shares were contributed to the ESOP in 2001, 2000 or 1999.

Employee Savings Plan

On May 1, 1997, the Company established an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, covering substantially all North American employees. The Savings Plan allows eligible employees to contribute up to 15% of their compensation on a pre-tax basis subject to certain limitations. The Company matches, with Company common stock, 100% of the first 3% of employee contributions plus 50% of the next 3% of employee contributions. Employees are fully vested in their employer matching contributions. Employees may diversify employer matching contributions to other investment options available under the Savings Plan.

The Company also sponsors pension plans in several foreign locations.

The Company's pension contributions in 2001, 2000 and 1999 amounted to approximately $9.2 million, $4.9 million, and $4.3 million, respectively.

11. Operating Segment and Geographic Information

Segment accounting policies are the same as policies described in Note 1.

Basis for Presentation

The Company operates primarily within one industry consisting of three reportable operating segments by which it manages its business and from which various offerings are commonly combined to develop a total solution for the customer. These efforts primarily incorporate the design, manufacture, and marketing of power protection equipment and related software and accessories for computer, communications, and related equipment. The Company's three segments are: Small Systems, Large Systems, and Other. Each of these segments address global markets.

The Small Systems segment develops power solutions for servers and networking equipment commonly used in local area and wide area networks and for personal computers and sensitive electronics. Major product offerings include the Smart-UPS, Matrix-UPS, Symmetra Power Array and Back-UPS family of UPSs. Also included are the SurgeArrest surge suppressors as well as cabling and connectivity solutions. Additional accessories and software products are offered to enhance the management of these networks. Products include PowerChute software, MasterSwitch power distribution units and NetShelter server enclosures. Products are sold to home and commercial users primarily through an indirect selling model consisting of computer distributors and dealers, value added resellers, mass merchandisers, catalog merchandisers, E-commerce vendors, and strategic partnerships.

The Large Systems segment produces large system solutions that provide power and availability solutions for data centers, facilities and communications equipment. Product offerings include Silcon UPSs, NetworkAIR precision cooling equipment and DC-power systems. Products are sold to commercial users primarily through an indirect selling model consisting of value added resellers and strategic partnerships.

The Other segment provides Web-based informational, product, and selling services as well as replacement batteries for the Company's UPS products and notebook computers.

The Company measures the profitability of its segments based on direct contribution margin. Direct contribution margin includes R&D, marketing, and administrative expenses directly attributable to the segments and excludes certain expenses which are managed outside the reportable segments. Costs excluded from segment profit are indirect operating expenses, primarily consisting of selling and corporate expenses, and income taxes. Expenditures for additions to long-lived assets are not tracked or reported by the operating segments, although depreciation expense is allocated to and reported by the operating segments.

Summary operating segment information is as follows:

In thousands	2001	2000	1999
Segment net sales			
Small Systems	$1,176,036	$1,265,264	$1,236,413
Large Systems	211,670	193,623	100,852
Other	39,554	14,643	—
Total segment net sales	1,427,260	1,473,530	1,337,265
Shipping and handling revenues	6,052	10,033	7,666
Total net sales	$1,433,312	$1,483,563	$1,344,931
Segment profits			
Small Systems	$484,452	$558,548	$554,385
Large Systems	(31,628)	6,261	17,310
Other	22,837	7,792	—
Total segment profits	475,661	572,601	571,695
Shipping and handling net costs	20,777	20,745	16,988
Indirect operating expenses	310,031	342,383	275,482
Other income, net	13,700	23,838	13,292
Earnings before income taxes	$158,553	$233,311	$292,517
Segment depreciation			
Small Systems	$22,692	$18,517	$17,072
Large Systems	8,212	4,885	3,130
Other	65	77	—
Total segment depreciation	30,969	23,479	20,202
Corporate	13,408	8,878	6,872
Total depreciation	$44,377	$32,357	$27,074

Summary geographic information is as follows:

In thousands	2001	2000	1999
Net sales			
United States	$757,058	$787,359	$708,777
North and Latin America excluding United States	72,056	65,330	70,372
Europe, Middle East, and Africa	372,762	395,417	385,486
Far East	231,436	235,457	180,296
	$1,433,312	$1,483,563	$1,344,931
Capital expenditures			
United States	$15,382	$36,776	$19,329
Europe	7,602	13,427	8,851
Philippines	9,237	19,195	7,823
Other Far East	11,671	4,318	—
Latin America	3,967	—	—
	$47,859	$73,716	$36,003
Long-lived assets			
United States	$140,192	$150,929	$80,066
Europe	135,363	152,913	84,866
Philippines	51,740	47,798	31,558
Other Far East	21,209	14,533	11,438
Latin America	4,769	—	—
	$353,273	$366,173	$207,928

Net sales are attributed to geographic regions based on location of customer. No individual foreign country is material in relation to total net sales.

The Company closely monitors the credit worthiness of its customers, adjusting credit policies and limits as deemed necessary. Two customers, Ingram Micro and Tech Data Product Management, accounted for approximately 15.5% and 13.3%, respectively, of the Company's net sales in 2001, and 14.9% and 11.4%, respectively, of the Company's net sales in 2000. No single customer comprised 10% or more of the Company's net sales in 1999. The majority of the Company's sales to Ingram Micro and Tech Data Product Management are included in the Small Systems reportable segment.

12. Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company does not believe that the ultimate disposition of these matters will have a material adverse effect on its consolidated financial position or results of operations or liquidity.

13. Fair Value of Financial Instruments

The carrying amounts of cash, cash equivalents, accounts receivable, short-term debt, accounts payable, and accrued liabilities approximate their fair values because of the short duration of these instruments.

14. Commitments

The Company has several non-cancelable operating leases, primarily for warehousing and office space, expiring at various dates through 2010. These leases contain renewal options for periods ranging from one to nine years and require the Company to pay its proportionate share of utilities, taxes, and insurance. Rent expense under these leases for 2001, 2000 and 1999 was $7.7 million, $6.7 million, and $4.3 million, respectively.

Future minimum lease payments under these non-cancelable leases are: 2002 – $7.2 million; 2003 – $5.4 million; 2004 – $4.3 million; 2005 – $3.1 million; 2006 – $1.7 million; and $5.8 million thereafter.

15. Contingencies

The Company has agreements with the Industrial Development Authority of Ireland ("IDA") under which the Company receives grant monies for costs incurred for machinery, equipment, and building improvements for its Galway and Castlebar facilities equal to 40% and 60%, respectively, of such costs up to a maximum of $13.1 million for Galway and $1.3 million for Castlebar. Such grant monies are subject to the Company meeting certain employment goals and maintaining operations in Ireland until termination of the respective agreements. The total cumulative amounts of capital grant claims submitted and received through December 31, 2001 for the Galway facility were approximately $9.6 million and $9.0 million, respectively. The total cumulative amount of capital grant claims submitted through December 31, 2001 for the Castlebar facility was $0.3 million; no capital grant claims had been received for the Castlebar facility. Under separate agreements with the IDA, the Company receives direct reimbursement of training costs at its Galway and Castlebar facilities for up to $3,000 and $12,500, respectively, per new employee hired. The total cumulative amounts of training grant claims submitted and received through December 31, 2001 for the Galway facility were approximately $1.0 million and $1.0 million, respectively. The total cumulative amount of training grant claims submitted and received through December 31, 2001 for the Castlebar facility were approximately $1.2 million and $0.7 million, respectively.

In addition, the Company executed agreements in 1994 with an unrelated company to acquire the 280,000 square foot manufacturing and distribution facility presently occupied for one (1) Irish Pound (equivalent to approximately $1.50). As additional consideration for the facility, the Company assumed a contingent liability of approximately $5.2 million as part of the Company's agreement with the IDA. The contingent liability is canceled upon successful completion of the terms of the agreement.

16. Quarterly Financial Data (Unaudited)

The following is a summary of quarterly results of operations in thousands except per share amounts:

	Q1	Q2	Q3	Q4
2001				
Net sales	$359,688	$364,544	$360,943	$348,137
Gross profit	$124,989	$143,057	$116,918	$127,453
Net income	$27,194	$34,799	$22,295	$29,077
Basic earnings per share	$0.14	$0.18	$0.11	$0.15
Basic weighted average shares outstanding	195,132	195,176	195,377	195,536
Diluted earnings per share	$0.14	$0.18	$0.11	$0.15
Diluted weighted average shares outstanding	196,700	197,482	196,522	196,966
2000				
Net sales	$311,196	$368,036	$397,034	$407,297
Gross profit	$141,955	$160,418	$164,039	$149,471
Net income	$47,106	$35,113	$45,009	$38,423
Basic earnings per share	$0.24	$0.18	$0.23	$0.20
Basic weighted average shares outstanding	193,450	194,089	194,600	194,761
Diluted earnings per share	$0.24	$0.17	$0.22	$0.20
Diluted weighted average shares outstanding	199,530	201,040	200,112	196,350

17. Subsequent Event

During the first quarter of 2002, the Company announced global headcount reductions of approximately 17%. These actions impact personnel worldwide throughout a broad range of functions within the organization. The majority of these terminations are the result of the Company's recent decision to consolidate its Philippines-based manufacturing operations resulting in the closing of its manufacturing facility in the province of Laguna. These actions have been and are being implemented during the first half of 2002.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 10. Directors of the Registrant

Information with respect to Directors may be found under the caption "Occupations of Directors" appearing in the Company's definitive Proxy Statement for the 2002 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

Item 11. Executive Compensation

The information set forth under the caption "Executive Compensation" appearing in the Company's definitive Proxy Statement for the 2002 Annual Meeting of Shareholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information set forth under the caption, "Management and Principal Holders of Voting Securities" appearing in the Company's definitive Proxy Statement for the 2002 Annual Meeting of Shareholders is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information set forth under the captions, "Certain Relationships and Related Transactions" appearing in the Company's definitive Proxy Statement for the 2002 Annual Meeting of Shareholders is incorporated herein by reference.

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents filed as part of Form 10-K

1. Consolidated Financial Statements

The consolidated financial statements of the Company have been included in Item 8 of this report.

Consolidated Balance Sheets as of December 31, 2001 and 2000

Consolidated Statements of Income for each of the three years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Changes in Shareholders' Equity for each of the three years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements

2. Consolidated Financial Statement Schedules

Schedule Number	Description	Page No.
II	Valuation and Qualifying Accounts and Reserves	48

Schedules other than those listed above have been omitted since they are either not required or the information required is included in the consolidated financial statements or the notes thereto.

KPMG LLP's reports with respect to the above listed consolidated financial statements and consolidated financial statement schedule are included herein on pages 45 and 46.

3. Exhibit Listing

Exhibit Number	Description
3.01	Articles of Organization of the Registrant, as amended
3.02	By-Laws of the Registrant, as amended and restated
4.01	Shareholder Rights Agreement, dated as of September 2, 1999, between the Company and BankBoston, N.A.
4.02	Stock Purchase Agreement dated as of April 28, 2000, by and among ABL Acquisition Corporation, Randall R. Amon, Daniel Bryan, William C. Litsinger III, Jack L. Ottenheimer and Kevin W. Campion (4.02)
10.01	1987 Stock Option Plan of the Registrant (X)
10.02	Form of Incentive Stock Option Agreement under the Registrant's 1987 Stock Option Plan (X)
10.03	Form of the Non-Qualified Stock Option Agreement under the Registrant's 1987 Stock Option Plan (X)
10.04	The Registrant's Employee Stock Ownership Plan Trust Agreement dated December 30, 1987 (X)
10.05	The Registrant's Employee Stock Ownership Plan dated December 30, 1987, as amended and restated (X)
10.06	Employment Agreement dated June 16, 1986 between the Company and Rodger B. Dowdell, Jr. (X)
10.07	Unsecured line of credit agreement dated June 29, 1991 between the Registrant and Rhode Island Hospital Trust National Bank
10.08	Unsecured line of credit agreement dated December 30, 1991 between the Registrant and Fleet National Bank
10.09	Amendment dated December 30, 1992 to Unsecured line of credit agreement between the Registrant and Fleet National Bank
10.10	Grant agreement dated February 16, 1994 between the Registrant and Industrial Development Authority of Ireland
10.11	Contract for Sale dated January 31, 1994 between the Registrant and Digital Equipment International
10.12	Management Agreement dated January 31, 1994 between the Registrant and Digital Equipment International
10.13	License Agreement dated January 31, 1994 between the Registrant (Grantor) and Digital Equipment International (Licensee)
10.14	Grant of Options Agreement dated January 31, 1994 between the Registrant and Digital Equipment International
10.15	Memorandum Agreement dated January 31, 1994 between the Registrant and Digital Equipment International
10.16	1993 Non-Employee Director Stock Option Plan (X)
10.17	Letter Agreement dated June 22, 1995 to amend loan agreement dated December 30, 1991 by and between Registrant and Fleet National Bank
10.18	Letter Agreement dated October 11, 1995 to amend loan agreement dated December 30, 1991 by and between Registrant and Fleet National Bank
10.19	Purchase and Sale Contract dated April 12, 1995 between the Registrant and Trustees of Normac-Billerica Associates III u/d/t dated October 11, 1979
10.20	American Power Conversion Corporation B.V. Profit Sharing Scheme dated September 25, 1996 (X)
10.21	1997 Non-Employee Director Stock Option Plan of the Registrant (X)
10.22	1997 Stock Option Plan of the Registrant (X)
10.23	1997 Employee Stock Purchase Plan of the Registrant (X)
10.24	Form of Change-in-Control Severance Agreement dated as of July 5, 2000 entered into by the Company with each of Rodger B. Dowdell, Jr. and Neil E. Rasmussen. (X) (10.24)
10.25	Form of Change-in-Control Severance Agreement dated as of July 5, 2000 entered into by the Company with each of Donald M. Muir and Aaron L. Davis and dated as of February 7, 2001 entered into by the Company with Edward M. Machala. (X) (10.25)
21	Subsidiaries of Registrant
23	Consent of KPMG LLP

(X) Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Reports on Form 8-K
No reports on Form 8-K have been filed by the Registrant during the quarter ended December 31, 2001.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
American Power Conversion Corporation:

We have audited the accompanying consolidated balance sheets of American Power Conversion Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Power Conversion Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Providence, Rhode Island

January 31, 2002, except as to Note 17,
which is as of March 28, 2002

KPMG LLP

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
American Power Conversion Corporation:

Under date of January 31, 2002, except as to Note 17, which is as of March 28, 2002, we reported on the consolidated balance sheets of American Power Conversion Corporation and subsidiaries as of December 31, 2001, and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, which are contained in the annual report on Form 10-K for the year 2001. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule listed in Item 14(a)(2). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Providence, Rhode Island

January 31, 2002

KPMG LLP

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN POWER CONVERSION CORPORATION

Donald M. Muir
Senior Vice President, Finance & Administration,
Treasurer and Chief Financial Officer
Date: March 25, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated on the date indicated.

Rodger B. Dowdell, Jr.
Chairman, President, Chief Executive Officer and Director
(principal executive officer)
Date: March 25, 2002

Donald M. Muir
Senior Vice President, Finance & Administration,
Treasurer and Chief Financial Officer
(principal financial and accounting officer)
Date: March 25, 2002

Neil E. Rasmussen
Senior Vice President, Chief Technology Officer and Director
Date: March 25, 2002

Emanuel E. Landsman
Vice President and Director
Date: March 25, 2002

Ervin F. Lyon
Director
Date: March 25, 2002

James D. Gerson
Director
Date: March 25, 2002

John G. Kassakian
Director
Date: March 25, 2002

John F. Keane, Sr.
Director
Date: March 25, 2002

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves

For the years ended December 31, 2001, 2000 and 1999

Valuation accounts deducted from assets to which they apply:

In thousands	Balance at Beginning of Year	Charged to Costs and Expenses	Write Offs/ Allowances Taken	Balance at End of Year
Allowance for Doubtful Accounts Receivable				
2001	$20,085	$4,775	$(6,148)	$18,712
2000	19,543	2,028	(1,486)	20,085
1999	15,471	6,015	(1,943)	19,543
Inventory Reserve				
2001	$20,481	$18,015	$(5,646)	$32,850
2000	17,080	4,632	(1,231)	20,481
1999	13,278	6,724	(2,922)	17,080
Deferred Tax Asset Valuation Allowance				
2001	$ —	$1,659	$ —	$1,659
2000	—	—	—	—
1999	—	—	—	—

APC
Legendary Reliability™

Board of Directors

Rodger B. Dowdell, Jr.
Chairman, President and Chief Executive Officer
American Power Conversion Corporation

James D. Gerson
Vice President, Fahnestock & Co.

John G. Kassakian
MIT Professor of Electrical Engineering
Director, MIT Laboratory for Electromagnetic and Electronic Systems

John F. Keane, Sr.
Founder and Chairman of the Board of Directors
Keane, Inc.

Emanuel E. Landsman
Vice President
American Power Conversion Corporation

Ervin F. Lyon

Neil E. Rasmussen
Senior Vice President and Chief Technical Officer
American Power Conversion Corporation

Executive Officers

Rodger B. Dowdell, Jr.
Chairman, President and Chief Executive Officer

Neil E. Rasmussen
Senior Vice President and Chief Technical Officer

Edward W. Machala
Senior Vice President, Operations and Chief Operations Officer

Donald M. Muir
Senior Vice President, Finance & Administration, Treasurer and Chief Financial Officer

Emanuel E. Landsman
Vice President

Aaron L. Davis
Vice President, Marketing and Communications

Peter A. Rumsey
Vice President, Global Sales

Shareholder Information

Additional copies of the Company's Annual Report on Form 10-K are available to shareholders on request without charge. Send requests to:

APC
Attn: Investor Relations
132 Fairgrounds Road
West Kingston, Rhode Island 02892

You may telephone requests to our ***investor relations*** *line at* **(401) 789-5735, ext. 2994**; *or e-mail requests to:*
investorrelations@apcc.com

Visit the investor relations page on APC's Web site to review APC's quarterly reports and current information, sign up for e-mail news lists or access special shareholder product promotions:
http://www.apc.com/corporate/investor/

American Power Conversion Corporation Corporate Headquarters

132 Fairgrounds Road
West Kingston, Rhode Island USA 02892
(401) 789-5735
www.apc.com

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P. O. Box 43010
Providence, RI 02940-3010
Shareholder Inquiries (781) 575-3120
http://www.equiserve.com

Annual Meeting

An Annual Meeting of Shareholders of the Company will be held on Tuesday, June 11 at 10:00 a.m. local time, Radisson Hotel Milford, The Regency Room, 11 Beaver Street, Milford, MA 01757, (508) 478-7010.

Common Stock

Common Stock of American Power Conversion Corporation is traded on The Nasdaq Stock Market® under the symbol APCC, and on the Pacific Exchange Inc. under the symbol ACC.

Auditors

KPMG LLP
600 Fleet Center
Providence, Rhode Island 02903

Outside Counsel

Testa, Hurwitz & Thibeault, LLP
High Street Tower
125 High Street
Boston, Massachusetts 02110

APC's 2001 Annual Report was produced by APC Marketing Communications and Financial teams.

Printed by Merrill Daniels at a cost of approximately $0.55 per piece.

996-2536A

Incorporated in 1981, American Power Conversion Corporation (APC) designs, manufactures and markets products and services that improve the reliability, productivity and availability of information systems worldwide by protecting hardware and data from the ongoing threat of power disturbances.

Our solutions include surge suppressors, uninterruptible power supplies (UPSs), DC-based power systems, precision cooling equipment, cabling and connectivity solutions, power conditioning equipment, related software as well as professional and consulting services for communications, computer and computer-related equipment. Protected applications include facilities, sites, mainframe computers, data centers, wide area networks (WANs), local area networks (LANs), Internet and intranet equipment, midrange computers, telecommunications equipment, home and office workstations, and a variety of consumer electronics.

We also protect these applications against power problems on data, network, serial, coaxial (CATV) and telephone lines.

APC products ensuring availability wherever data is created, transmitted or stored.

To create delighted customers by improving the manageability, availability and performance of information and communication systems through the rapid delivery of innovative solutions to real customer problems.

To listen to our customers.
Their wants, needs and wishes are our strategic blueprint.

To justify our expenditures as they relate to our goals.

To quantify all aspects of our business in order to create benchmarks for success.

To avoid bureaucracy.
Employees must make direct contributions to our goals.

To emphasize quality.
We believe that good enough never is.

To respond quickly and decisively to opportunity.

To create an environment where ideas are encouraged, recognized and rewarded.

To help employees grow personally and professionally.

To work together toward our goals and be rewarded together when they are achieved.

To commit to leadership in every aspect of our business.

Legendary Reliability™